PROSPECTUS                                                 FILED PURSUANT TO


                                                           RULE 424(B)(4)


                                                           ON REGISTRATION


                                                           NO. 333-36685



                                3,000,000 SHARES


                                      LOGO

                                  COMMON STOCK
                         -----------------------------


     Of the 3,000,000 shares (the "Shares") of common stock, no par value per share (the "Common Stock"), offered hereby, 2,000,000 shares are being sold by Thoratec Laboratories Corporation ("Thoratec" or the "Company") and 1,000,000 shares are being sold by a selling shareholder (the "Selling Shareholder"). See "Principal and Selling Shareholders." The Common Stock is quoted on the Nasdaq National Market under the symbol "THOR." On November 4, 1997, the last reported sale price of the Common Stock, as quoted on the Nasdaq National Market, was $5.63 per share. See "Price Range of Common Stock."

                         -----------------------------

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                         -----------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------


  ------------------------------------------------------------------------------------------------------------------
                                   PRICE TO          PLACEMENT AGENT        PROCEEDS TO             PROCEEDS TO
                                    PUBLIC               FEES(1)           COMPANY(2)(3)     SELLING SHAREHOLDER(2)(3)
------------------------------------------------------------------------------------------------------------------
Per Share...................         $5.00                $0.35                $4.65                   $4.65
----------------------------------------------------------------------------------------------------------------------
Total.......................      $15,000,000          $1,050,000           $9,300,000              $4,650,000
==================================================================================================================


(1) The Common Stock is being offered on an all or none basis by the Company and the Selling Shareholder primarily to selected institutional investors. Vector Securities International, Inc. and Cruttenden Roth Incorporated (the "Placement Agents") have been retained to act, on a best efforts basis, as exclusive co-agents for the Company and the Selling Shareholder in connection with the arrangement of this transaction. The Company and the Selling Shareholder have agreed to pay the Placement Agents a fee in connection with the arrangement of this transaction and the Company has agreed to reimburse the Placement Agents for certain out-of-pocket expenses. The Company and the Selling Shareholder have agreed to indemnify the Placement Agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution."


(2) The termination date of the offering is November 10, 1997, subject to extension by mutual agreement of the Company, the Selling Shareholder and the Placement Agents. Prior to the closing date of this best efforts, all or nothing offering, all investor funds will promptly be placed in escrow with Citibank, N.A., as escrow agent for funds collected in connection with the offering (the "Escrow Agent"), in an escrow account established for the benefit of the investors. Upon receipt of notice from the Escrow Agent that investors have affirmed purchase of the Common Stock and deposited the requisite funds in the escrow account, the Company and the Selling Shareholder will deposit with The Depository Trust Company ("DTC") the shares of Common Stock to be credited to the accounts of the investors and will collect the investor funds from the Escrow Agent. In the event that investor funds are not received in the full amount necessary to satisfy the requirements of the offering, all funds deposited with the Escrow Agent will promptly be returned to the investors. See "Plan of Distribution."


(3) Before deducting expenses payable by the Company estimated at $450,000.

                         -----------------------------

Vector Securities International, Inc.                       Cruttenden Roth
                                                               Incorporated


                The date of this Prospectus is November 5, 1997

                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, the discussions of the Company's operating and growth strategy, including its development plans and possible acquisitions. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, the factors set forth under the caption "Risk Factors" in this Prospectus. Actual results, events or performance may differ materially from those anticipated in any forward-looking statements.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996, the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 29, 1997, the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 28, 1997 and the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on May 18, 1981 are hereby incorporated by reference in this Prospectus except as superseded or modified herein or therein.


     All documents filed with the Securities and Exchange Commission by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be directed to the Chief Financial Officer at the Company's principal executive office at 6035 Stoneridge Drive, Pleasanton, California 94588, telephone number (510) 847-8600.


Thoratec(R), TLC-II(TM), Thoralon(TM) and the Thoratec logo are trademarks of the Company.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus, including information under "Risk Factors."

                                  THE COMPANY

     Thoratec Laboratories Corporation ("Thoratec" or the "Company") develops, manufactures and markets medical devices for circulatory support and vascular graft applications. The Company's first product, the Thoratec Ventricular Assist Device System ("VAD System"), is being marketed in the U.S. and internationally for use as a bridge to heart transplant and is currently the only device approved by the U.S. Food and Drug Administration (the "FDA") that can provide left, right or biventricular support for this indication. The Company believes that the VAD System provides a number of significant advantages over other ventricular assist devices. The Company is pursuing additional indications for the VAD System and is developing other circulatory support products for patients suffering from heart failure. The Company is also developing vascular grafts for hemodialysis and coronary artery bypass surgery. All of the Company's products utilize its proprietary biomaterial, Thoralon, which provides improved thromboresistance, biocompatibility, patency and durability.

     CIRCULATORY SUPPORT PRODUCTS. Cardiac failure is the leading cause of death in the U.S. Deaths associated with cardiac failure fall into two broad categories: chronic congestive heart failure ("CHF"), a slow, degenerative process leading to cardiac insufficiency; and acute cardiac failure resulting from heart attacks, open heart surgery and various disorders, such as infections of the heart muscle. There are approximately four to five million patients with CHF in the U.S., approximately 85% of whom die within eight to twelve years of diagnosis. Conventional drug therapy may delay the progress of CHF but is not curative, and the only currently available method of treating end-stage CHF is a heart transplant. Although heart transplants have been very successful, too few donor hearts are available to address the 30,000 to 50,000 CHF patients that could benefit from some form of permanent cardiac assist in the U.S. each year. In addition, approximately 15,000 to 18,000 patients die annually in the U.S. from heart failure following open heart surgery when the heart, weakened by disease and the additional trauma of surgery, fails to maintain adequate blood circulation.

     The VAD System is a mechanical device used to assist cardiac function and can be used to support one or both sides of the patient's heart until a donor heart can be found or the patient's heart recovers its normal function. In December 1995, the Company received FDA clearance to market the VAD System as a bridge to heart transplant. In October 1997, the Company submitted a pre-market approval ("PMA") Supplement to the FDA for use of the VAD System for postcardiotomy recovery of the natural heart. The VAD System is currently being marketed in Europe as a bridge to heart transplant and is CE marked to be in conformance with all European electrical safety standards. The VAD System is also marketed in certain international countries including Canada and has been certified in conformance with Canadian Standards Association requirements for safety. As of August 1997, the VAD System had been used in more than 840 patients and had been placed in 68 heart transplant centers worldwide. Thoratec believes that the VAD System has a number of competitive advantages which will make it available to a broader patient population and will enable it to better serve the existing patient population. These advantages include (i) providing biventricular support, which is necessary in 20% to 40% of patients receiving ventricular assistance, (ii) placing the pump paracorporeally (worn on the outside of the body), enabling it to support patients of varying sizes, including very small patients, (iii) providing the surgeon with multiple options in positioning the cannulae and in the size and shape of the cannulae used, potentially reducing damage to the heart, (iv) incorporating Thoratec's proprietary biomaterial, Thoralon, in most blood contacting parts, potentially reducing or eliminating the risks of certain adverse reactions by the body and permitting the system to be used for potentially extended periods and (v) providing circulatory support for both bridge to transplant and, subject to regulatory approval, postcardiotomy recovery of the natural heart. The Company believes that if it receives clearance for the postcardiotomy recovery indication, the VAD System will be the only device cleared to provide circulatory support for both indications. To date, the VAD System has been used to support patients for periods ranging from a few hours to over one year.

     Thoratec recently completed clinical trials of the VAD System in patients who were unable to regain normal heart function following open heart surgery. In October 1997, the Company submitted a PMA Supplement to the FDA for use of the VAD System for postcardiotomy recovery of the natural heart. The Company believes that the VAD System is well-suited for this indication since it does not require abdominal surgery to implant and/or remove the pump, provides options for either short-term or long-term support and provides biventricular support, which is often required by patients in recovery. If the Company receives FDA clearance to market the VAD System for this indication, the Company plans to expand the number of U.S. hospitals it targets for potential VAD System sales from the 130 hospitals that perform heart transplants to include the hospitals that perform open heart surgery, increasing the market to approximately 800 hospitals.

     In addition, the Company is developing the TLC-II Portable VAD Driver ("TLC-II"), a compact, lightweight, portable device which may enable patients to return home while on the VAD System. The Company expects to receive regulatory authority to begin sales in Europe in late 1997, with full commercial launch planned for the first quarter of 1998. The Company plans to submit data to the FDA by late 1997 in support of an Investigational Device Exemption ("IDE") application to begin clinical trials of the TLC-II in the U.S. The Company believes that the TLC-II may also allow the VAD System to be used as an alternative to heart transplant. The Company is also developing a fully-implantable version of the current VAD System and a Muscle-Powered VAD ("MVAD"), an untethered, implantable, muscle-powered circulatory support device designed to serve as an alternative to heart transplant.

     VASCULAR GRAFT PRODUCTS. The Company is utilizing its proprietary biomaterials and polymer fabrication expertise to develop vascular graft products with properties that more closely resemble those of natural arteries and have significant advantages over currently available synthetic grafts. Thoratec's first graft product, the Thoratec Vascular Access Graft ("VAG"), is currently being marketed in Japan, Australia, Canada and other countries outside of the U.S. for hemodialysis applications. Published data of experience in 221 patients indicate that the use of the VAG results in reduced inflammatory response, reduced bleeding complications due to the VAG's self-sealing properties, early access, superior patency and improved handling and suturability. These studies have also shown that patients implanted with the VAG can begin hemodialysis within one to three days after implantation, in contrast to the several week delay associated with other vascular access grafts. The Company submitted data in support of an IDE application to the FDA in May 1997 to commence clinical trials of the VAG in the U.S. The Company estimates that approximately 200,000 new and existing hemodialysis patients per year worldwide undergo vascular access procedures, with approximately 50% to 60% of these patients receiving synthetic grafts.

     The Company is also developing the Thoratec Coronary Artery Bypass Graft ("CABG"), designed for use in coronary artery bypass surgery patients with few or no suitable native vessels. No synthetic graft is currently available for this indication due to the difficulty of producing a small diameter graft that remains patent (unobstructed). To date, 27 patients in Canada and Germany have received Thoratec's CABG grafts, ranging in size from 2.0 to 3.5 mm, on a compassionate use basis. Follow-up data in a small number of these patients have demonstrated that some CABG grafts remained patent up to one year after surgery. All 22 surviving patients were asymptomatic as of August 1997, with the longest term patient implanted for over four years. None of the remaining five patients are known to have died from causes related to the graft. Long-term test results from a controlled clinical trial on a much larger patient population are required before the capabilities of this graft can be demonstrated. The Company is conducting preclinical testing of the CABG graft in the U.S. Thoratec estimates that in 1996 there were approximately 500,000 coronary artery bypass surgery procedures performed in the U.S. and approximately 250,000 performed outside the U.S. The Company estimates that on average, three bypasses are performed in each such surgical procedure.


     The Company was incorporated in California in 1976. The Company's executive offices are located at 6035 Stoneridge Drive, Pleasanton, California 94588 and its telephone number is (510) 847-8600.

                                  THE OFFERING


Common Stock offered by the Company.....  2,000,000 shares
Common Stock offered by the Selling
  Shareholder...........................  1,000,000 shares
Common Stock to be outstanding after the
  offering..............................  20,153,555 shares(1)
Use of proceeds.........................  For scale-up and validation of a new manufacturing facility, clinical trials and other research and
                                          development activities, expansion of sales and
                                          marketing capabilities, working capital and other
                                          general corporate purposes. See "Use of Proceeds."
Nasdaq National Market symbol...........  THOR


                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                 SIX MONTHS
                                                      FISCAL YEAR ENDED DECEMBER                 ENDED JUNE
                                            -----------------------------------------------   -----------------
                                             1992       1993     1994      1995      1996      1996      1997
                                            ------     ------   -------   -------   -------   -------   -------
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
  Revenue:
    Product sales -- net..................  $3,439     $3,791   $ 2,764   $ 3,489   $ 7,503   $ 3,489   $ 4,674
    Other.................................     294        142        24        59       584        77       391
                                            ------     ------   -------   -------   -------   -------   -------
         Total revenue....................   3,733      3,933     2,788     3,548     8,087     3,566     5,065
  Costs and expenses:
    Cost of products sold.................   1,667      2,033     1,576     1,972     3,254     1,640     2,075
    Research and development..............   1,007      1,478     1,360     1,984     3,724     1,471     2,314
    Selling, general and administrative...   1,125      1,147     1,456     1,298     3,952     1,532     2,835
    Interest, debt conversion and other
      expenses............................     394         --        43       188       420       424        --
                                            ------     ------   -------   -------   -------   -------   -------
         Total costs and expenses.........   4,193      4,658     4,435     5,442    11,350     5,067     7,224
                                            ------     ------   -------   -------   -------   -------   -------
  Net income (loss).......................  $1,430(2)  $ (725)  $(1,647)  $(1,894)  $(3,263)  $(1,501)  $(2,159)
                                            ======     ======   =======   =======   =======   =======   =======
  Net income (loss) per share.............  $  .25(2)  $ (.05)  $  (.12)  $  (.13)  $  (.20)  $  (.10)  $  (.12)
                                            ======     ======   =======   =======   =======   =======   =======
  Shares used in computing net income
    (loss) per share......................   5,771     14,122    14,193    14,429    16,694    15,482    17,992


                                                                                     JUNE 28, 1997
                                                                              ---------------------------
                                                                               ACTUAL      AS ADJUSTED(3)
                                                                              --------     --------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments.........................  $ 12,134        $ 20,984
  Working capital...........................................................    12,620          21,470
  Total assets..............................................................    20,951          29,801
  Accumulated deficit.......................................................   (48,838)        (48,838)
  Total shareholders' equity................................................    17,216          26,066


---------------

(1) Based upon the number of shares outstanding as of August 31, 1997. Excludes
    (i) 1,971,466 shares issuable upon exercise of options outstanding as of August 31, 1997 at a weighted average exercise price of $6.81 per share, and
    (ii) 164,400 shares issuable upon exercise of warrants outstanding as of August 31, 1997, at an exercise price of $14.40 per share. See "Description of Capital Stock" and Note 9 of Notes to Consolidated Financial Statements.

(2) Includes an extraordinary gain on debt restructuring of approximately $1,890,000.


(3) Adjusted to reflect the sale of the 2,000,000 shares of Common Stock offered by the Company hereby at the offering price of $5.00 per share and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CAREFULLY CONSIDERED BY POTENTIAL INVESTORS IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY. THESE FACTORS MAY CAUSE ACTUAL RESULTS, EVENTS OR PERFORMANCE TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD-LOOKING STATEMENTS MADE BY THE COMPANY IN THIS PROSPECTUS.

LACK OF PROFITABILITY; EXPECTED FUTURE LOSSES

     The Company was formed in 1976 and has reported a loss from operations in all but one year of its existence. As of June 28, 1997, the Company's accumulated deficit was approximately $48,838,000. Thoratec expects to continue to incur additional losses until it can achieve substantial product revenues. Furthermore, the Company expects that its expenses will increase as a result of increased research and development, preclinical and clinical testing, and selling, general and administrative expenses. Although sales of the VAD System as a bridge to heart transplant have commenced in the U.S., sales of the Company's other products in the U.S. cannot begin until the products have received FDA approval, which may not occur for several years, if at all. There can be no assurance that any other products of the Company will be approved, can be successfully commercialized or that the Company will achieve significant revenues from sales of such products. In addition, there can be no assurance that the Company will achieve profitability in the future. Failure to achieve significant revenues or profitability would have a material adverse effect on the Company's business, financial condition and results of operations, and would require the Company to seek additional funds primarily through public or private offerings of debt or equity securities. There can be no assurance that additional financing will be available on acceptable terms, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FUTURE CAPITAL REQUIREMENTS; NO ASSURANCE FUTURE CAPITAL WILL BE AVAILABLE

     The Company anticipates that the net proceeds of this offering, together with its working capital, will be sufficient to meet its present operating and capital requirements for the next year, but that it will need substantial additional funds to expand operations thereafter. The Company's future liquidity and capital requirements will depend upon numerous factors, including the progress of clinical trials, the timing and cost of future filings with, and obtaining approval from, the FDA and foreign government authorities, the timing and cost of product introductions, the cost of developing marketing and distribution capabilities assuming the required regulatory approvals are received, and market acceptance of the Company's products. The Company anticipates that it will seek additional funds primarily through public or private offerings of debt or equity securities. There can be no assurance that additional financing will be available on acceptable terms, if at all. The unavailability of such financing could delay research and development, regulatory approval, manufacturing or marketing of some or all of the Company's products and would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON THIRD PARTIES FOR SUPPLIES

     Thoratec depends on single source suppliers for certain of the raw materials used in the manufacture of its products. The Company also utilizes materials and component parts supplied by third parties in its products. In the event the Company must obtain alternative sources for key raw materials or component parts, there can be no assurance that such materials or component parts will be available for purchase from alternative suppliers, that alternative suppliers will agree to supply the Company, that the Company's use of such suppliers would be approved by the FDA, or if unavailable, that the Company would have the expertise or resources necessary to produce such materials or component parts internally. As such, any interruption in supply of raw materials or component parts could have a material adverse effect on the Company's ability to manufacture its products until a new source of supply is located and, therefore, could have a material adverse effect on its business, financial condition and results of operations.

     In 1995, the supplier of mechanical valves for the VAD System stopped production. The Company has a supply of these valves that it believes will satisfy its needs through October 1998. In October 1997, the Company executed an agreement with Arrow International, Inc. ("Arrow") to supply these valves for a four-year term. Arrow was, until June 1997, the Company's distributor for certain European countries of its VAD System, may also be a future competitor of the Company in the circulatory support market and is currently the single source of supply for such valves. The Company will need to qualify Arrow under rules prescribed by the FDA. If the Company is unable to qualify this supplier, the Company would have to cease manufacturing and selling its VAD System when its current supply of valves is exhausted. Sales of the VAD System accounted for substantially all of the Company's revenue in 1996 and in the first six months of 1997 and are expected to account for substantially all of the Company's revenue for at least the next year. Cessation or interruption of VAD System sales would have a material adverse effect on the Company's business, financial condition and results of operations.

LIMITED MANUFACTURING CAPABILITY

     The Company currently manufactures its biomaterials, the VAD System and the VAG at its Berkeley, California facility. The Company is leasing a build-to-suit 62,000 square foot corporate headquarters and manufacturing plant in Pleasanton, California, the first phase of which is scheduled for completion in 1997, with manufacturing to follow in mid-1998. To date, the Company's manufacturing activities have consisted primarily of manufacturing limited quantities of the VAD System and the VAG. Although the Company believes that it currently has the ability to produce sufficient quantities of the VAD System and the VAG to support its current needs and its needs for early-stage clinical trials of the TLC-II, MVAD and certain of its graft products, it will need to complete the move to the new Pleasanton production facility and improve its manufacturing technology in order to meet the volume and cost requirements for significant commercial sales of these products. In addition, the Company does not have experience in manufacturing its products in the commercial quantities that might be required if the Company successfully receives FDA approval of several or all of the products currently under development. The failure to commence manufacturing at the Pleasanton facility or to develop the necessary manufacturing expertise would have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, the manufacture of the Company's products is complex and costly, involving a number of separate processes and components. Certain manufacturing processes of the VAD System are labor intensive, and achieving significant cost reductions will depend in part upon reducing the time required to complete these processes. There can be no assurance that the Company will be able to achieve cost reductions in the manufacture of its products. In addition, manufacturers often encounter difficulties in scaling up manufacturing of new products, including problems involving product yields, quality control and assurance, component and service availability, adequacy of control policies and procedures and lack of qualified personnel. The Company has and will continue to consider as appropriate the internal manufacture of components currently provided by third parties, as well as the implementation of new production processes. There can be no assurance that Thoratec will be able to obtain or manufacture such products in a timely fashion at acceptable quality and prices, that it can comply with the FDA's current Quality System ("cGMP") or Good Laboratory Practice ("GLP") requirements, or that it or its suppliers will be able to manufacture an adequate supply of products.

NO ASSURANCE OF MARKET ACCEPTANCE

     The commercial success of the Company's current and future products will require acceptance by cardiovascular and vascular surgeons and interventional cardiologists. Such acceptance will depend on clinical results and the conclusion by these physicians that the Company's products are safe, cost-effective and acceptable alternative methods of treatment. There can be no assurance that the Company's products will provide benefits considered adequate by providers of cardiovascular and vascular treatments or that a sufficient number of such providers will use the Company's products for commercial success to be achieved. In addition, because the Company's products are based on innovative technologies and, in some cases, represent new methods of treatment, there may be greater reluctance to accept these products than would occur with products utilizing established technologies or methods of treatment. Even if the safety and efficacy of these products are established, physicians may elect not to use them for a number of reasons, including the high cost of equipment and training associated with the use of the Company's products or unfavorable reimbursement from health care payors. Failure of the Company's products to achieve significant market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations. A limited number of cardiovascular and vascular surgeons and interventional cardiologists influence medical device selection and purchase decisions for a large portion of the target cardiac patient population. The Company has developed working relationships with cardiac surgeons and cardiologists at a number of leading medical centers in connection with the development of the VAD System. In addition, surgical teams at these medical institutions have performed clinical trials to support the Company's applications to be filed with the FDA. A continuing working relationship with these and other physicians and medical centers will be important to the commercial acceptance of the VAD System and future circulatory support and graft products. No assurance can be given that existing relationships and arrangements can be maintained or that new relationships will be established in support of the Company's circulatory support and graft technology. Furthermore, economic, psychological, ethical and other concerns may limit general acceptance of ventricular assist devices.

SUBSTANTIAL DEPENDENCE ON LIMITED PRODUCT LINE; DEPENDENCE ON DEVELOPMENT AND INTRODUCTION OF NEW PRODUCTS

     To date, substantially all of the Company's revenues have resulted from sales of the VAD System. The Company expects sales from the VAD System worldwide and limited sales of the VAG products in certain markets outside of the U.S. to account for a significant portion of the Company's near-term revenues. As a result, factors adversely affecting the pricing of or demand for such products, such as market acceptance, competition or technological change, could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's future financial performance will depend, in significant part, on the successful development, introduction and customer acceptance of its products under development. Existing preclinical and clinical data relating to the Company's products under development are very limited. Prior to any commercial use, the products and technologies currently under development by the Company will require significant additional research and development efforts, extensive preclinical and clinical testing and regulatory approval. New product development is highly uncertain and unanticipated developments, clinical and regulatory delays, adverse or unexpected side effects or inadequate therapeutic efficacy could slow or prevent the successful completion of the Company's product and technology development efforts. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, regulatory approval, introduction or market acceptance of these products.

LIMITED SALES AND MARKETING EXPERIENCE; DEPENDENCE UPON DISTRIBUTORS

     The Company currently has limited sales and marketing capabilities, and expects to expend substantial resources in 1998 to increase its sales and marketing capabilities in the U.S. and Europe. There can be no assurance that the Company will be able to recruit and train adequate sales and marketing personnel or that such sales and marketing efforts will be successful. In addition, Thoratec competes with other companies that have extensive and well-funded sales and marketing organizations. There can be no assurance that Thoratec's sales and marketing staff will compete successfully against such other companies. The Company sells the VAD System in foreign markets (other than Canada and Europe) through distributors. In addition, Thoratec sells its graft products in foreign markets through distributors and intends to rely on distributors for sales of the VAG in the U.S., if regulatory approval is received. To the extent the Company relies on distributors, its success will depend upon the efforts of others, over which it may have little control. The loss of, or lack of performance by, distributors could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

     Competition from medical device companies and medical device subsidiaries of health care and pharmaceutical companies is intense and expected to increase. Many of the Company's competitors have substantially greater financial, technical, distribution and marketing resources than the Company. In addition, many of these competitors have significantly greater experience than the Company in obtaining regulatory approvals for medical devices. Accordingly, the Company's competitors may succeed in obtaining regulatory approval for products more rapidly than the Company. Furthermore, many of these competitors have superior manufacturing capabilities, and such competitors may be able to manufacture products more efficiently and at a lower cost than the Company and, therefore, offer comparable products at a lower cost. Any product developed by the Company that gains regulatory approval will have to compete for market acceptance and market share. An important factor in such competition may be the timing of market introduction of competitive products. Accordingly, the relative speeds with which the Company can develop products, complete clinical testing, receive regulatory approval and manufacture and sell commercial quantities of products are expected to be important competitive factors. The Company believes that the primary competitive factors in the market for ventricular assist devices are impact on patient outcomes, product performance, quality and cost-effectiveness, and that the primary competitive factors for vascular graft products are biocompatibility, patency, reliability, cost, suturability and ease of use. The Company also believes that physician relationships and customer support are important competitive factors.

U.S. GOVERNMENT REGULATIONS

     The research and development, manufacturing, marketing and distribution of the Company's products in the U.S. are governed by the Federal Food, Drug, and Cosmetic Act and the regulations promulgated thereunder (the "FDC Act and Regulations"). The FDA administers the FDC Act and Regulations, and the Company is subject to inspection by the FDA for compliance with such regulations and procedures. The process of obtaining FDA approval is lengthy and uncertain. In order for the Company to market future products in the U.S., the Company must obtain clearance from the FDA of a 510(k) premarket notification or approval of a more extensive submission known as a PMA. The Company is also subject to the FDA's cGMP and GLP regulations. These regulations require that the Company manufacture its products and maintain its records in a prescribed manner. The FDA periodically inspects the Company's facilities for compliance with cGMP.

     Under FDA requirements, if a manufacturer can establish that a newly developed device is "substantially equivalent" to a device marketed prior to 1976, the manufacturer may seek marketing clearance by filing a 510(k) premarket notification with the FDA. The 510(k) premarket notification must be supported by data establishing the claim of substantial equivalence to the satisfaction of the FDA. The process of obtaining a 510(k) clearance typically can take several months to a year or longer. If substantial equivalence cannot be established, or if the FDA determines that the device requires a more rigorous review, the FDA will require that the manufacturer submit a PMA application that must be reviewed and approved by the FDA prior to sale and marketing of the device in the U.S. The process of obtaining approval for a PMA can be expensive, uncertain and lengthy, frequently requiring anywhere from one to several or more years from the date of FDA submission. Both a 510(k) and a PMA, if accepted or approved, may include significant limitations on the indicated uses for which a product may be marketed. FDA enforcement policy strictly prohibits the promotion of approved medical devices for unapproved indications. In addition, product approvals can be withdrawn for failure to comply with regulatory requirements or the occurrence of unforeseen problems following initial marketing.

     In December 1995, the Company received FDA approval to market the VAD System in the U.S. as a bridge to heart transplant. The same system is also sold in the U.S. for controlled clinical use under an IDE for recovery of the natural heart. In October 1997, the Company submitted a PMA Supplement to the FDA for final review for the postcardiotomy recovery indication, and the Company may file other PMA Supplements. The Company also plans to submit data supporting an IDE application for the TLC-II in late 1997. All of the Company's other circulatory support products are in preclinical development. The Company submitted data supporting an IDE application for the VAG in May 1997 and expects to file a 510(k) premarket notification after the clinical data is gathered. However, submissions of data do not constitute filings, and there can be no assurance that filings will be made or that the filings will be accepted or products will be approved by the FDA. The Company will need to complete its preclinical testing before an IDE application can be filed for the CABG graft. The PMA application required for the CABG graft will need to include the results of extensive clinical studies and manufacturing information.

     There can be no assurance that the FDA will act favorably or quickly in its review of the Company's 510(k) submissions or PMA applications, and significant difficulties and costs may be encountered by the Company in its efforts to obtain FDA clearance that could delay or preclude the Company from selling its graft or additional circulatory support products in the U.S. Furthermore, there can be no assurance that the FDA will not limit the intended use of the Company's products as a condition of 510(k) acceptance or PMA approval. Further, if the Company proposes modifications to a product after FDA clearance of a 510(k) premarket notification or approval of a PMA, including changes in indications (as is the case with the VAD System) or other significant modifications to labeling or manufacturing, the Company will be required to obtain additional approvals from the FDA. Failure to receive or delays in receipt of FDA clearances or approvals, including the need for extensive clinical trials or additional data as a prerequisite to clearance or approval, or any FDA limitations on the intended use of the Company's products, would have a material adverse effect on the Company's business, financial condition and results of operations.

INTERNATIONAL REGULATIONS

     A significant percentage of the Company's product revenues are derived from sales outside the U.S., and distribution of the Company's products outside the U.S. is subject to extensive government regulation. These regulations, including the requirements for approvals or clearance to market, and the time required for regulatory review and the sanctions imposed for violations, vary from country to country. There can be no assurance that the Company will obtain regulatory approvals in such countries or that it will not be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals. In addition, the export by the Company of certain of its products which have not yet been cleared for domestic commercial distribution may be subject to FDA export restrictions. Failure to obtain necessary regulatory approvals, the restriction, suspension or revocation of existing approvals or any other failure to comply with regulatory requirements would have a material adverse effect on the Company's business, financial condition and results of operations.

     To position itself for access to European and other international markets, Thoratec has obtained certification under the International Standards Organization (the "ISO") 9000 Series of Standards. ISO 9000 is a set of integrated requirements which, when implemented, form the foundation and framework for an effective quality management system. Commencing in mid-1998, all companies will be required to obtain CE marking for medical devices sold or distributed in the European Community. The CE mark is an international symbol of quality and with it, medical devices can be distributed within the population of over 360 million people in the European Community. A prerequisite for the Company obtaining authority to CE mark its products is to achieve full quality system certification in accordance with ISO 9001 and EN 46001. These are quality standards that cover design, production, installation and servicing of medical devices. The Company received its ISO 9001/EN 46001 certification in September 1997. The Company plans to obtain authority to CE mark the TLC-II, other VAD System accessories, as well as the VAG, in 1997. Failure to receive a CE mark certification for subsequently developed products will prohibit the Company from selling such products in Europe and would have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be successful in meeting such certification requirements for its future products.

RISK OF TECHNOLOGICAL OBSOLESCENCE

     There can be no assurance that third parties will not succeed in developing or marketing technologies and products that are more effective than those developed or marketed by the Company or that would render the Company's technology and products obsolete or noncompetitive. Additionally, new surgical procedures and medications could be developed that replace or reduce the importance of current procedures that use the Company's products. Accordingly, the Company's success will depend in part on its ability to respond quickly to medical and technological changes through the development and introduction of new products, or modification of existing products. There can be no assurance that the Company will be successful in these efforts.

UNCERTAINTY RELATED TO THIRD PARTY REIMBURSEMENT FOR THE VAD SYSTEM

     Significant uncertainty exists as to the reimbursement status of newly approved health care products such as the VAD System. Government and other third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new therapeutic products and by refusing in some cases to provide any coverage of uses of approved products for disease indications other than those for which the FDA has granted marketing approval. To date, the Health Care Financing Administration ("HCFA"), the federal agency responsible for determining whether, and to what extent, medical products and procedures are reimbursable under Medicare and Medicaid, and some private insurers, have determined to reimburse the costs of the VAD System. The Company cannot predict whether the VAD System will continue to be approved for reimbursement and cannot predict the effect that changes in the health care system may have on the reimbursability of future products. Failure to obtain such reimbursement could have a material adverse effect on the Company's business, financial condition and results of operations.

PATENTS AND PROTECTION OF PROPRIETARY TECHNOLOGY

     The Company's ability to compete effectively with other companies will depend, in part, on its ability to maintain the proprietary nature of its technology, products and manufacturing processes. The Company relies on patents, trade secrets and know-how to maintain its competitive position. The Company has been issued or has licensed a number of U.S. and foreign patents covering its core biomaterials technology and its graft technologies. In addition, many other U.S. and foreign patent applications have been filed. Aside from the biomaterials patents mentioned above, which are utilized in the VAD blood pump and cannulae, the VAD System is not protected by any patents. The Company does not believe that this lack of patent protection will have a material adverse effect on the Company or its ability to sell the VAD System because of the lengthy regulatory period required to obtain approval of a ventricular assist device. The Company is not aware of any ventricular assist devices currently approved by the FDA or undergoing clinical trials based on the Company's product design. There can be no assurance that any existing or future patent applications by the Company will result in issued patents or that any current or future issued or licensed patents, trade secrets or know-how will afford sufficient protection against competitors with similar technologies or processes, or that any patents issued will not be infringed upon or designed around by others. In addition, there can be no assurance that others will not independently develop proprietary technologies and processes which are the same as or substantially equivalent to those of the Company. Further, there can be no assurance that the Company will not infringe prior or future patents owned by others, that the Company will not need to acquire licenses under patents belonging to others for technology potentially useful or necessary to the Company, or that such licenses will be available to the Company, if at all, on terms acceptable to the Company. The Company could incur substantial costs in defending itself in suits brought against it on such patents or in bringing suits to protect the Company's patents or patents licensed by the Company against infringement. The Company also protects its proprietary technology and processes in part by confidentiality agreements with its licensees, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or independently discovered by competitors.

EXPOSURE TO CLAIMS

     The Company's business exposes it to an inherent risk of potential product liability claims related to the manufacturing, marketing and sale of human medical devices. The Company maintains only a limited amount of product liability insurance but will seek to obtain additional product liability insurance as its products are commercialized. The Company also maintains commercial general and property insurance. The Company's insurance policies generally must be renewed on an annual basis. There can be no assurance that the Company will be able to maintain or increase such insurance on acceptable terms or at reasonable costs, or that such insurance will provide the Company with adequate coverage against potential liabilities. A successful claim brought against the Company in excess of, or outside of, its insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations. Claims against the Company, regardless of their merit or potential outcome, may also have a material adverse effect on the Company's ability to obtain physician endorsement of its products or expand its business.

ATTRACTION AND RETENTION OF KEY EMPLOYEES

     The Company's future business and operating results will depend in significant part on the continued contributions of principal members of its management and scientific staff, the loss of any of whose services might adversely impact the achievement of planned development and product introduction objectives. In addition, the Company's anticipated growth and product introductions will require additional expertise in the areas of clinical testing, government approvals, finance, engineering and marketing, all of which will place increased demand on the Company's resources. These demands are expected to require the addition of new management personnel and the development of additional expertise by existing management personnel. Recruiting and retaining qualified personnel to perform these functions will be critical to the Company's success. Competition for such personnel is intense and there can be no assurance that the Company will be able to recruit and retain such individuals on acceptable terms given the competition for experienced personnel from numerous medical device, health care and pharmaceutical companies and academic and other research institutions. The loss of key employees, the Company's inability to attract and retain skilled employees, as needed, or the failure to acquire or develop necessary expertise could have a material adverse effect on the Company's business, financial condition and results of operations.

VOLATILITY OF STOCK PRICE

     The price of the Common Stock has been, and is likely to continue to be, highly volatile. Future announcements concerning the Company or its competitors, quarterly variations in operating results, introduction of new products or changes in product pricing policies by the Company or its competitors, acquisition or loss of significant customers, partners, distributors and suppliers, changes in earnings estimates by analysts, regulatory developments, or fluctuations in the economy or general market conditions, among other factors, could cause the market price of the Common Stock to fluctuate substantially. In addition, stock markets in general, and the market for shares of health care stocks in particular, have experienced extreme price and volume fluctuations in recent years which have frequently been unrelated to the operating performance of the affected companies. These broad market fluctuations may adversely affect the market price of the Common Stock. There can be no assurance that the market price of the Common Stock will not decline below its current price or that it will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Company's performance.

CONTROL BY EXISTING SHAREHOLDERS


     Following this offering, the Company's executive officers, directors and their affiliates will beneficially own or control approximately 20.0% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding on August 31, 1997 and assuming issuance of shares upon the exercise of options vested or vesting within 60 days of August 31, 1997), and COBE Laboratories, Inc. ("COBE") will own approximately 18.4% of the outstanding Common Stock (computed on the same basis). As a result, the Company's executive officers, directors and their affiliates as a group and COBE will each have the ability to exert significant influence over the Company's Board of Directors, and exert substantial influence over the Company and its affairs and business. Such concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of the Company. See "Principal and Selling Shareholders."


SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of the Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. Several of the Company's principal shareholders hold a significant portion of the outstanding Common Stock, and a decision by one or more of these shareholders to sell their shares could adversely affect the market price of the Common Stock. Immediately after the offering, 20,153,555 shares of Common Stock, including the 3,000,000 shares of Common Stock offered hereby, will be freely tradeable without restriction (unless subject to a "lock-up" agreement as described below or unless subject to restrictions on resale by affiliates under Rule 144). Certain shareholders of the Company, including the officers, directors, affiliates and the Selling Shareholder, have agreed to enter into contractual "lock-up" agreements with respect to an aggregate of 8,466,025 shares of Common Stock generally providing that they will not, directly or indirectly, sell, offer to sell, solicit an offer to buy, contract to sell, grant an option to purchase or right to acquire any option to dispose of or otherwise transfer or dispose of the shares of Common Stock or any securities exercisable or exchangeable for Common Stock owned by them (excluding those shares being sold pursuant to this offering) for a period of 90 days after the date of this Prospectus without the prior written consent of Vector Securities International, Inc. Upon expiration or early termination of such lock-up agreements, all of such shares will be eligible for sale subject to certain volume, manner of sale and other limitations under Rule 144. The holders of warrants to purchase 164,400 shares of Common Stock issued to the underwriters in the Company's July 1996 offering of Common Stock are entitled to certain rights with respect to the registration of such shares under the Securities Act. As of August 31, 1997, there were outstanding options and warrants to purchase 2,135,866 shares of Common Stock.


ANTI-TAKEOVER PROVISIONS

     The Company's Articles of Incorporation allow the Company to issue up to 2,500,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights of such Preferred Stock without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate transactions, may also have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of and the voting or other rights of the holders of the Common Stock. The Company has no present plans to issue shares of Preferred Stock. See "Description of Capital Stock -- Preferred Stock" and "-- Provisions of Articles of Incorporation Affecting Shareholders."

ABSENCE OF DIVIDENDS

     The Company has never paid cash dividends and does not anticipate paying cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

DILUTION

     The offering price per share is substantially higher than the net tangible book value per share of the Common Stock. Investors purchasing shares of Common Stock in this offering will, therefore, incur immediate and substantial net tangible book value dilution. Additional dilution may result from the exercise of outstanding options or warrants. See "Dilution."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $8,850,000, based on the public offering price of $5.00 per share, and after deducting the Placement Agents' fees and the estimated expenses of the offering. The Company intends to use approximately $3.5 million of the net proceeds to scale-up and validate its new manufacturing facility, $2.0 million to expand clinical trials and other research and development activities on the TLC-II and graft products and $1.0 million to expand sales and marketing capabilities. The remaining net proceeds are expected to be used for working capital and general corporate purposes, including possible future acquisitions of businesses, or acquisitions or licenses of technologies or products that expand or complement the business of the Company. No such transactions are being negotiated as of the date of this Prospectus. The Company will receive no proceeds from the sale of 1,000,000 shares of Common Stock by the Selling Shareholder.


     The actual amounts of the net proceeds of the offering expended for each purpose may vary significantly depending upon many factors, including the status of the development of the Company's products, the time and costs involved in obtaining regulatory approvals, and competing technological and market developments. Pending application of the net proceeds as described above, the Company intends to invest the net proceeds of the offering in short-term, interest-bearing investment grade securities or in short-term bank deposits. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain any future earnings to finance the development and growth of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK


     The Common Stock is currently traded on the Nasdaq National Market under the symbol "THOR." The following table sets forth, for the periods indicated, the high and low bid prices per share for the Common Stock as reported prior to June 27, 1996 by the Boston Stock Exchange or the Nasdaq SmallCap Market, and since June 27, 1996 the high and low closing sales price per share of the Common Stock, as reported on the Nasdaq National Market. On November 4, 1997, the last reported sale price of the Common Stock, as quoted on the Nasdaq National Market, was $5.63 per share.



                                                                      HIGH       LOW
                                                                     ------     ------
        1995
          First Quarter..........................................    $ 6.75     $ 4.88
          Second Quarter.........................................      6.75       5.25
          Third Quarter..........................................     10.50       5.63
          Fourth Quarter.........................................     15.75      10.50

        1996
          First Quarter..........................................    $21.75     $14.63
          Second Quarter.........................................     31.00      12.00
          Third Quarter..........................................     13.50       9.00
          Fourth Quarter.........................................     11.50       9.00

        1997
          First Quarter..........................................    $11.00     $ 8.00
          Second Quarter.........................................      8.13       4.88
          Third Quarter..........................................      8.75       6.75
          Fourth Quarter (through November 4, 1997)..............      7.25       5.63


On August 4, 1997, there were approximately 800 registered holders of the Common Stock.

                                 CAPITALIZATION


     The following table sets forth as of June 28, 1997 (i) the actual capitalization of the Company and (ii) such capitalization as adjusted to give effect to the sale of the 2,000,000 shares of Common Stock offered by the Company hereby (at the offering price of $5.00 per share) and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds."



                                                                       AS OF JUNE 28, 1997
                                                                  -----------------------------
                                                                     ACTUAL        AS ADJUSTED
                                                                  ------------     ------------
Shareholders' equity:
  Preferred Stock, no par value, 2,500,000 shares authorized;
     none issued and outstanding..............................    $         --     $         --
  Common Stock, no par value, 100,000,000 shares authorized;
     18,043,236 shares issued and outstanding, actual;
     20,043,236 shares issued and outstanding, as
     adjusted(1)..............................................      63,581,412       72,431,412
Additional capital............................................       2,481,469        2,481,469
Accumulated deficit...........................................     (48,838,105)     (48,838,105)
Unrealized gain on investments -- net.........................             362              362
Cumulative translation adjustment.............................          (8,870)          (8,870)
                                                                  ------------     ------------
          Total shareholders' equity..........................    $ 17,216,268     $ 26,066,268
                                                                  ============     ============


---------------

(1) Excludes: (i) 2,009,415 shares issuable upon exercise of options outstanding as of June 28, 1997, at a weighted average exercise price of $6.50 per share; and (ii) 164,400 shares issuable upon exercise of warrants outstanding as of June 28, 1997, at an exercise price of $14.40 per share. See "Description of Capital Stock" and Note 9 of Notes to the Consolidated Financial Statements.

                                    DILUTION


     The net tangible book value of the Company at June 28, 1997 was $17,213,000, or $0.95 per share. Net tangible book value per share is equal to the Company's net tangible assets (tangible assets of the Company less total liabilities) divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the 2,000,000 shares of Common Stock offered by the Company hereby (based on the public offering price of $5.00 per share and after deducting the Placement Agents' fees and the estimated expenses of the offering), the net tangible book value of the Company as of June 28, 1997 would have been approximately $26,063,000, or $1.30 per share. This represents an immediate increase in net tangible book value of $0.35 per share to existing shareholders and immediate dilution of net tangible book value of $3.70 per share to new investors. The following table sets forth the per share dilution to new investors in the offering:



    Offering price per share.............................................            $5.00
      Net tangible book value per share as of June 28, 1997..............  $0.95
      Increase per share attributable to new investors...................   0.35
                                                                           -----
    Net tangible book value per share after the offering.................             1.30
                                                                                     -----
    Dilution per share to new investors..................................            $3.70
                                                                                     =====


     The foregoing computations assume no exercise of outstanding options or warrants after June 28, 1997. As of June 28, 1997, options to purchase 2,009,415 shares of Common Stock were outstanding at a weighted average exercise price of $6.50 per share and warrants to purchase 164,400 shares of Common Stock were outstanding at an exercise price of $14.40 per share. In addition, 937,039 shares of Common Stock were reserved for issuance upon exercise of options that may be granted in the future under the Company's 1993 Stock Option Plan, 1996 Stock Option Plan and 1997 Stock Option Plan, and 88,335 shares of Common Stock were reserved for issuance upon exercise of options that may be granted under the Company's 1996 Nonemployee Directors Stock Option Plan. The exercise of such options and warrants will result in further dilution to new investors. See Note 9 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below for the five fiscal years ended December 28, 1996 are derived from the audited financial statements of the Company. The Company has a 52-53 week fiscal year that ends on the Saturday closest to December 31. The consolidated financial statements as of the fiscal years ended 1995 and 1996, and for each of the years in the three-year period ended December 28, 1996, and the independent auditors' report thereon, are included elsewhere in this Prospectus. The selected consolidated financial data for December 1992, 1993 and 1994 are derived from audited consolidated financial statements not included in this Prospectus. The consolidated financial statements as of June 28, 1997, and for the six-month periods ended June 29, 1996 and June 28, 1997 are included elsewhere in this Prospectus. The consolidated financial statements as of June 28, 1997, and for the six-month periods ended June 29, 1996 and June 28, 1997, are unaudited. The unaudited consolidated financial statements include all adjustments, consisting of only normal recurring adjustments which the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the six months ended June 28, 1997 are not necessarily indicative of the results that may be expected for the year ending January 3, 1998. The data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements (the "Financial Statements") and related Notes thereto appearing elsewhere in this Prospectus.

                                                                                                      SIX MONTHS
                                                       FISCAL YEAR ENDED DECEMBER                     ENDED JUNE
                                         ------------------------------------------------------   -------------------
                                           1992         1993       1994       1995       1996       1996       1997
                                         --------     --------   --------   --------   --------   --------   --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
  Revenue:
    Product sales -- net...............  $  3,439     $  3,791   $  2,764   $  3,489   $  7,503   $  3,489   $  4,674
    Other..............................       294          142         24         59        584         77        391
                                           ------      -------    -------    -------    -------    -------    -------
         Total revenue.................     3,733        3,933      2,788      3,548      8,087      3,566      5,065
  Costs and expenses:
    Cost of products sold..............     1,667        2,033      1,576      1,972      3,254      1,640      2,075
    Research and development...........     1,007        1,478      1,360      1,984      3,724      1,471      2,314
    Selling, general and administrative     1,125        1,147      1,456      1,298      3,952      1,532      2,835
    Interest, debt conversion and other
      expenses.........................       394           --         43        188        420        424         --
                                           ------      -------    -------    -------    -------    -------    -------
         Total costs and expenses......     4,193        4,658      4,435      5,442     11,350      5,067      7,224
                                           ------      -------    -------    -------    -------    -------    -------
  Net income (loss)....................  $  1,430(1)  $   (725)  $ (1,647)  $ (1,894)  $ (3,263)  $ (1,501)  $ (2,159)
                                           ======      =======    =======    =======    =======    =======    =======
  Net income (loss) per share..........  $    .25(1)  $   (.05)  $   (.12)  $   (.13)  $   (.20)  $   (.10)  $   (.12)
                                           ======      =======    =======    =======    =======    =======    =======
  Shares used in computing net income
    (loss) per share...................     5,771       14,122     14,193     14,429     16,694     15,482     17,992

                                                        FISCAL YEAR END DECEMBER
                                         ------------------------------------------------------        JUNE 28,
                                           1992         1993       1994       1995       1996            1997
                                         --------     --------   --------   --------   --------   -------------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents and short-term
    investments........................  $  2,675     $  1,215   $  1,026   $  1,646   $ 15,980        $ 12,134
  Working capital......................     2,962        2,106      2,025      2,808     17,266         12,620
  Total assets.........................     4,188        3,599      3,605      4,380     21,970         20,951
  Long-term debt.......................        --           --      1,675      1,675         --           --
  Accumulated deficit..................   (39,150)     (39,875)   (41,522)   (43,416)   (46,679)       (48,838)
  Total shareholders' equity...........     3,309        2,637      1,057      1,663     19,330         17,216

---------------

(1) Includes an extraordinary gain on debt restructuring of approximately $1,890,000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Financial Statements and the related Notes thereto appearing elsewhere in this Prospectus.

OVERVIEW

     Thoratec develops, manufactures and markets medical devices for circulatory support and vascular graft applications. The Company's first product, the VAD System, is being marketed in the U.S. and internationally for use as a bridge to heart transplant and is currently the only device approved by the FDA that can provide left, right or biventricular support for this indication. The Company is pursuing additional indications for the VAD System and is developing other circulatory support products for patients suffering from heart failure. The Company is also developing vascular grafts for hemodialysis and coronary artery bypass surgery. All of the Company's products utilize its proprietary biomaterial, Thoralon, which provides improved thromboresistance, biocompatibility, patency and durability.

     Thoratec has experienced operating losses in all but one year since its inception in 1976. The Company incurred a net loss of $2,159,000 in the first six months of 1997 and incurred net losses of $3,263,000, $1,894,000 and $1,647,000 for the fiscal years ended December 1996, 1995 and 1994, respectively. As of June 28, 1997, the Company had an accumulated deficit of $48,838,000. The Company expects to continue to incur substantial additional losses until it can achieve substantial product revenues.

RESULTS OF OPERATIONS

     SIX MONTHS ENDED JUNE 28, 1997 AND JUNE 29, 1996

     Product Sales. Product sales in the first six months of 1997 were $4,674,000 compared to $3,489,000 in the first six months of 1996. The $1,185,000, or 34%, increase was primarily the result of increased sales of the Company's VAD System in the United States, the establishment of a domestic sales and marketing organization in 1996, and an increase in the number of hospitals using the Company's VAD System. In addition, in June 1996, the Company implemented a rental program whereby hospitals can rent certain of the Company's products on a short-term basis. Rental income in the first six months of 1997 was $238,000 compared to $25,000 in the first six months of 1996. Partially offsetting these increases was a decrease in European VAD product sales of $593,000 in the first six months of 1997 compared to the first six months of 1996 as a result of the Company's largest European VAD products distributor reducing its orders in preparation for the termination of the distribution agreement with the Company effective July 1997. In February 1997, the Company notified this distributor that it intended to expand its marketing efforts in Europe and begin distributing its VAD products directly to hospitals.

     Interest and Other Income. Interest and other income increased $314,000 to $391,000 due to higher cash balances, primarily as a result of proceeds received from the Company's public stock offering in July 1996.

     Cost of Products Sold. Cost of products sold in 1997 increased $435,000, or 27%, as a result of higher sales volume. Gross margins increased from 53% in 1996 to 56% in 1997 due to increases in the average selling prices of many of the Company's products in the second quarter of 1996, partially offset by proportionately more drivers being sold in 1997 than in 1996.

     Research and Development Expenses. Research and development expenses for the first six months of 1997 increased $843,000, or 57%, compared to the first six months of 1996 due to increased costs associated with the development of the Company's portable VAD driver, the TLC-II, and its graft products.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses in the first six months of 1997 increased $1,303,000, or 85%, compared to the first six months of 1996, due to expanded domestic and international marketing and sales efforts, including costs associated with direct sales in Europe, corporate and legal expenses associated with trademark and patent submissions as well as general corporate activities, investor relations and annual report preparation, and general support needed for expected growth, including increased personnel.

     Interest and Debt Conversion Expenses. Debt conversion expense and interest expense declined to zero in the first six months of 1997 as a result of the conversion into Common Stock of the Company's previously outstanding convertible notes in the first quarter of 1996.

     FISCAL YEARS ENDED DECEMBER 1996, 1995 AND 1994

     Product Sales. Product sales in 1996 were $7,503,000 compared to $3,489,000 in 1995. The 115% increase is primarily the result of increased sales of the VAD System in the U.S. following FDA approval of the System in late 1995 and efforts of a direct sales organization established in late 1995 and early 1996. Domestic sales increased $3,943,000, or 258%, in 1996. Product sales in 1995 were 26% higher than product sales in 1994. This is the net result of a 58% increase in international sales of the VAD System due primarily to the start up of new centers and a $35,000 decrease in sales of grafts. Domestic sales of VAD Systems were up 6%, representing increased usage at existing IDE sites. No new centers were started in the United States in 1995, pending the receipt of approval of the VAD System by the FDA, which was received on December 20, 1995. In June 1996, the Company implemented a rental program whereby hospitals can rent certain of the Company's products on a short-term basis. Rental income in 1996 was approximately $251,000. There was no rental income in 1995 or 1994.

     Interest and Other Income. Interest and other income increased $525,000, to $584,000, in 1996 due principally to higher cash balances primarily as a result of proceeds received from the Company's public stock offering in July 1996. Interest and other income was $59,000 in 1995 and $24,000 in 1994. The $35,000 increase in 1995 was due to higher cash balances from the issuance of long-term debt late in 1994 and from a private placement of Common Stock in 1995.

     Cost of Products Sold. Cost of products sold increased $1,282,000, or 65%, in 1996 compared to 1995 as a result of the higher sales volume in 1996 and approximately $200,000 incurred to upgrade existing investigational center equipment. Cost of sales increased $396,000, or 25% in 1995 compared to 1994 principally as a result of higher international sales associated with a new international distributor. Gross margins increased from 43% in 1995 to 57% in 1996 due to the ability of the Company to raise selling prices of its VAD pumps beginning in the second quarter of 1996, partially offset by the $200,000 upgrade charge. Gross margins in 1995 remained relatively unchanged at 43% compared to gross margins in 1994.

     Research and Development Expenses. Research and development expenses for 1996 increased $1,740,000, or 88%, compared to 1995 due to increased costs associated with the development of the Company's portable VAD driver, the TLC-II, and its graft products and preparation for a PMA supplement for a new indication for use for its existing VAD System. Research and development expenses increased 46% in 1995 compared to 1994 due to increased spending on the TLC-II, the Company's new portable driver for its VAD System.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses in 1996 increased $2,654,000, or 204%, compared to 1995 principally as a result of establishing the domestic sales and marketing organization, increased recruiting costs for both marketing and administrative personnel, corporate and legal expenses associated with trademark and patent submissions and general support needed for expected growth. Marketing expenses increased in 1995 in preparation for the commercial introduction of the VAD System. Administrative expenses decreased in 1995 from 1994 due to decreased spending on outside professional services used for various corporate projects.

     Interest and Debt Conversion Expenses. Interest expense in 1996 was $46,000 compared to $185,000 in 1995 due to conversion of $1,675,000 of convertible notes in the first quarter of 1996 into 342,537 shares of Common Stock. In addition, the Company recorded a $378,000 noncash debt conversion expense in the first quarter of 1996, representing the amount of value given up by the Company in order to induce early exercise of the related warrants. Interest expense increased $141,000 in 1995 compared to 1994 due to the convertible notes placed in October 1994.

LIQUIDITY AND CAPITAL RESOURCES

     As of June 28, 1997, the Company had working capital of $12,620,000, compared with $17,266,000 at the end of 1996. This decrease in working capital was due primarily to planned expenditures related to the construction of the Company's new manufacturing facility. In addition, ongoing losses from operations contributed to the decrease in working capital. Receivables increased principally as a result of higher sales in 1997 compared to 1996. Prepaid expenses and other decreased primarily from amortization of insurance premiums. Accounts payable increased as a result of costs related to the above-mentioned facility construction. Other operating assets and liabilities did not fluctuate significantly from the end of 1996.

     At the end of 1996, the Company had working capital of $17,266,000 compared with $2,808,000 at the end of 1995. The increase in working capital was due to proceeds received from the public offering of the Common Stock discussed below, proceeds received upon the exercise of warrants to purchase Common Stock in the first quarter of 1996 and proceeds received from option exercises, partially offset by increased losses from operations and capital expenditures, including deposits on leased facilities. Concurrent with the above noted warrant exercise, all outstanding convertible notes were converted into Common Stock. Receivables increased principally due to increasing sales. Inventory increased in preparation for planned increases in sales activity. Accounts payable and accrued liabilities increased due to capital asset purchases made near year end and costs associated with increased research and development activity, increased personnel costs, and increased patent, FDA and legal costs.

     In July 1996, the Company sold, through an underwritten public offering, 1,644,000 shares of Common Stock at $12.00 per share. The net proceeds received by the Company related to such offering were approximately $17,591,000 after underwriters' commissions and approximately $1,050,000 of other costs.

     Also in July 1996, the Company entered into a lease agreement on a new manufacturing facility to be located in Pleasanton, California, within 50 miles of its current facility. This building, when completed, will accommodate all of the Company's manufacturing, engineering and administrative activities. The administrative and engineering portion of the building is scheduled to be completed and ready for occupancy in late 1997 and the manufacturing portion by mid-1998. The Company will invest approximately $9 million in equipment and leasehold improvements to the building, approximately $3 million of which had been invested at June 28, 1997. Annual payments under the amended lease are approximately $699,000 for a lease term of 15 years and commenced in August 1997. The lease includes provisions, among others, for annual cost of living adjustments to the lease payments, two five-year renewal options, a purchase option, and a security deposit of $885,600, which the Company paid in July 1996, and an additional $500,000 paid in 1997. A significant portion ($1,250,000) of the security deposit can be reduced or eliminated and returned to the Company before the end of the initial lease term if the Company meets certain criteria as specified by the contract. See Note 5 of Notes to the Financial Statements.

     With the proceeds of this offering, the Company believes that it has sufficient funds to increase its marketing efforts, to increase manufacturing efficiencies through construction of its new manufacturing facility and to develop new sources of revenue, including new products. However, the Company expects that its operating expenses will increase in future periods as the Company expends increased amounts on product manufacturing and marketing and on research and development of new product lines. The Company expects that its profitability will continue to be adversely impacted by various fixed costs until additional products have received pre-market approval in the U.S. and approval for sale in its major international markets. As a result, the Company expects to incur net losses for at least the next twelve months. There can be no assurance that the Company will achieve profitability or positive cash flow.

     The Company does not expect that inflation will have a material impact on its operations.

NEW ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statements of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). The Company is required to adopt SFAS 128 in the fourth quarter of fiscal 1997 and will restate at that time earnings per share ("EPS") data for prior periods to conform with SFAS 128. Earlier application is not permitted. SFAS 128 replaces current EPS reporting requirements and requires a dual presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. If SFAS 128 had been in effect during the current and prior periods, basic EPS and diluted EPS would not have been different than primary EPS and fully diluted EPS currently reported for such periods. Fully diluted EPS, as with diluted EPS, is not reported due to its antidilutive effect on EPS.

     During June 1997, the FASB issued Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which requires that an enterprise report the change in its net assets from nonowner sources by major components and as a single total. The FASB also issued Statements of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Adoption of these Statements will not impact the Company's consolidated financial position, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures. Both such Statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted.

                              RECENT DEVELOPMENTS

     The Company's third fiscal quarter ended on September 27, 1997. During such period product revenues were $2,159,000, representing an increase of 8% from $2,002,000 in the same period in the previous fiscal year. The net loss for the third fiscal quarter of 1997 was $1,231,000, or $0.07 per share, compared with a net loss of $672,000, or $0.04 per share, in the same quarter in the previous fiscal year.

                                    BUSINESS

GENERAL

     Thoratec develops, manufactures and markets medical devices for circulatory support and vascular graft applications. The Company's first product, the VAD System, is being marketed in the U.S. and internationally for use as a bridge to heart transplant and is currently the only device approved by the FDA that can provide left, right or biventricular support for this indication. The Company believes that the VAD System provides a number of significant advantages over other ventricular assist devices. The Company is pursuing additional indications for the VAD System and is developing other circulatory support products for patients suffering from heart failure. The Company is also developing vascular grafts for hemodialysis and coronary artery bypass surgery. All of the Company's products utilize its proprietary biomaterial, Thoralon, which provides improved thromboresistance, biocompatibility, patency and durability.

BACKGROUND

CIRCULATORY SUPPORT PRODUCTS

     Cardiac failure is the leading cause of death in the U.S., accounting for more deaths than all forms of cancer combined. Deaths associated with cardiac failure fall into two broad categories: CHF, which is a slow, degenerative process leading to cardiac insufficiency; and acute cardiac failure resulting from heart attacks and various infections of the heart muscle (myocarditis).

     CHF is a chronic disorder that occurs when the pumping power of the heart is reduced by a weakening of the heart muscle. This results in a decreased supply of oxygen and nutrient rich blood to various vital organs such as the lungs, brain and kidneys. CHF tends to be progressive and is associated with profound symptoms that limit daily activities. Long-term survival rates are low and it is estimated that more than 85% of patients die within eight to twelve years of diagnosis. CHF is estimated to be the most common cause of hospitalization in patients over 65 years of age. According to the American Heart Association, there are approximately four to five million CHF patients in the U.S., and approximately 400,000 newly diagnosed patients each year. Most patients suffering from CHF are initially treated with medication and, while conventional drug therapy may delay the progress of CHF, it is not curative. The only available method of treating end-stage CHF is a heart transplant.

     Although heart transplants have been very successful, there are too few donor hearts available to address adequately the problem of cardiac failure. The United Network for Organ Sharing reported that there were only approximately 2,400 hearts available for transplant in the U.S. in 1996, a level that has remained relatively unchanged for the last several years. However, published government sources estimate that the number of patients suffering from CHF who could benefit from some form of permanent cardiac assist is 30,000 to 50,000 per year. The average wait for a donor heart by patients on a heart transplant waiting list is approximately eight months, and many patients have to wait as long as one to two years before receiving one of the few donor hearts available each year. In 1996, approximately 20% of such patients died while waiting for a donor heart.

     Ventricular assist devices are mechanical systems used to assist the heart's function, and, when other therapies are unsuccessful, they can be used to support one or both sides of the patient's heart until a donor heart can be found. In patients awaiting heart transplants, the decision to use a ventricular assist device is made when death appears imminent. In addition to providing a bridge to heart transplant, ventricular assist devices have potential usefulness for other applications. It is estimated that out of approximately 600,000 open heart surgeries performed annually in the U.S., some 15,000 to 18,000 patients die following such procedures. Many of these deaths are caused by heart failure when the heart, weakened by disease and the additional trauma of surgery, fails to maintain adequate blood circulation. The use of a ventricular assist device after surgery can provide support to the heart until it can recover. In addition, ventricular assist devices may also be useful in assisting the recovery of the heart in a small portion of patients suffering from acute cardiac failure that may result from myocardial infarction, myocarditis or other acute cardiomyopathies.

     While there is significant demand for effective ventricular assist devices, most systems available today or under development have certain limitations. Certain systems cannot be used in smaller patients because the blood pump must be implanted in the abdomen and is too large to fit in such patients. Other systems require large incisions at the apex of the heart muscle, making recovery of the heart more difficult if too large an incision is made. Some systems cannot be used for more than a few days because their blood contacting parts cause an adverse reaction in the body, resulting in clotting which clogs the system or can cause a stroke. In addition, much of the development work on ventricular assist devices has historically been in the area of left ventricular support, and most systems available today or under development only provide left ventricular support. While many patients do well with isolated left ventricular support, some patients supported with systems designed solely for isolated left ventricular assist also have or can develop right ventricular failure and require right ventricular device support with another system. Mortality and morbidity are extremely high for this patient group. It has been reported that 20% to 40% of patients supported by a left ventricular assist device either died of right heart failure or required the placement of a right heart ventricular assist device. The one available system that provides biventricular assistance for postcardiotomy recovery confines the patient to the bed and is recommended for short term use only. There are no risk factors that allow a surgeon to predict reliably which patients will require biventricular support.

     Thoratec believes that the VAD System is able to make ventricular support available to a broader patient population and to better serve the existing patient population by (i) providing biventricular support, which is necessary in 20% to 40% of patients receiving ventricular assistance, (ii) placing the pump paracorporeally (worn on the outside of the body), enabling it to support patients of varying sizes, including very small patients, (iii) providing the surgeon with multiple options in positioning the cannulae and in the size and shape of the cannulae used, potentially reducing damage to the heart, (iv) incorporating proprietary Thoralon in most blood contacting parts, potentially reducing or eliminating the risks of certain adverse reactions by the body and permitting the system to be used for potentially extended periods, and (v) providing circulatory support for both bridge to transplant and, subject to regulatory approval, postcardiotomy recovery of the natural heart.

VASCULAR GRAFTS

     Vascular Access. The principal use of vascular access grafts is for hemodialysis. Severe acute and chronic diseases, including kidney disease, diabetes and hypertension, may destroy normal kidney function, resulting in acute renal failure. End stage renal disease is irreversible and currently approximately 60% of all patients suffering from this disease are maintained by hemodialysis. According to the U.S. Renal Data Systems database, there were 187,000 patients in the U.S. at the end of 1995 undergoing hemodialysis. The Company estimates that the U.S. represents less than one-half of the worldwide hemodialysis patient population.

     Hemodialysis removes blood from the body and routes it to an artificial kidney machine where it is cleansed and returned to the patient. Patients undergoing hemodialysis require easy, routine access to the blood stream at a high flow rate, which generally requires the attachment of a high pressure artery to a low pressure vein. Two different methods are typically used. The first, called an autologous arterio-venous ("A/V") fistula, involves cutting one of the arteries in the patient's arm and sewing the artery to an adjacent vein. The second method uses a prosthetic vascular graft, most often an ePTFE graft, which is surgically connected between an artery and a vein. A hemodialysis technician inserts two large needles into either the vein of the A/V fistula or the synthetic graft. One needle removes the blood and routes it to the artificial kidney machine and the second returns the blood to the patient. This procedure is generally repeated three times per week.

     Vascular access methods currently available for hemodialysis applications have certain limitations. Both natural and ePTFE access grafts must mature for three to four weeks before use and therefore patients receiving such grafts require temporary routes of access. These temporary access procedures entail additional cost and risk to the patient. ePTFE grafts are relatively inflexible, which often leads to kinking and a higher risk of thrombosis. ePTFE grafts also lose integrity after repeated punctures, which renders the patient susceptible to bleeding and infection. If prosthetic grafts bleed profusely when needles used for hemodialysis are removed, a technician may need to apply pressure to the graft for up to 20 minutes to permit clotting. Such problems associated with currently available vascular grafts sometimes require them to be surgically replaced or modified on a periodic basis. The Company estimates that approximately 200,000 new and existing hemodialysis patients per year worldwide undergo vascular access procedures. The Company estimates that approximately 50% to 60% of these patients receive prosthetic grafts.

     Coronary Artery Bypass Surgery. Currently, obstructed coronary arteries are either partially cleared through the use of angioplasty or related procedures or treated surgically through coronary artery bypass surgery. Coronary artery bypass surgery involves connecting one or more new vessels from the aorta to the heart to re-route blood around blockages in the coronary arteries. Autologous grafts using saphenous veins (from the leg) or the internal mammary artery have been successfully used in bypass procedures for a number of years and have shown a relatively high patency with no risk of tissue rejection. The Company estimates that in 1996 there were approximately 500,000 coronary artery bypass surgery procedures performed in the U.S. and approximately 250,000 performed outside of the U.S. The Company estimates that on average three bypasses are performed in each surgical procedure.

     While the use of natural vessels is the standard of care in coronary artery bypass surgery, the harvesting of vessels for autologous grafts involves significant trauma and expense. Use of these vessels requires additional time in surgery and results in patient morbidity associated with removal of the blood vessel. In addition, a significant number of patients requiring coronary artery bypass surgery have insufficient autologous vessels as a result of previous bypass surgeries, or their vessels are of inferior quality due to trauma or disease. The Company estimates that these patients may represent as much as 20% of the total. No synthetic graft is currently commercially available in the U.S. for coronary artery bypass surgery, but the Company believes a significant market opportunity for such grafts exists. The major reason for the unavailability of a synthetic graft for this indication has been that synthetic grafts configured in small diameters (less than five mm) necessary for this indication generally do not remain patent.

THORATEC BIOMATERIALS -- THORALON

     The Company has developed expertise in the design and production of proprietary biomaterials that are highly biocompatible (i.e., they do not cause adverse reactions within the body), strong and flexible. This technology is critical to the successful performance of all of Thoratec's products that come into contact with human tissue. All of the Company's current products and those under development incorporate these proprietary biomaterials in order to minimize clotting and inflammatory responses. In addition, these products must maintain their strength and flexibility. A VAD System blood pump, for instance, must contract and expand approximately 40 million times per year without a decrease in performance or failure. The two major components of Thoralon are surface modifying additives ("SMAs") and BPS-215 polyurethaneurea ("BPS-215"), a high flex life elastomer.

     SMAs are proprietary multipolymers designed to enhance the biocompatibility of the surface of a device that comes into contact with blood or other tissues. SMAs are added to the base polymer component of the biomaterial in the bulk fabrication stage. A unique property of SMAs is their ability to concentrate at the surface of any finished part, thus determining its surface properties independent of the base polymer. This SMA-based surface layer is not a coating but a fully integrated part of the polymer which is not soluble in water or blood. The result is a biocompatible, thromboresistant surface. BPS-215 is the base component that provides the bulk properties of strength and flexibility to Thoralon.

     The combination of bulk and surface properties provided by SMAs and BPS-215 provides Thoralon with the critical properties necessary for implantable cardiovascular and other medical devices. In 1992, Thoratec granted COBE a royalty-bearing license and sublicense to use Thoratec's SMAs in certain COBE medical devices.

THORATEC PRODUCTS AND PRODUCTS UNDER DEVELOPMENT

     The following table summarizes the Company's current products and products under development. The table should be read together with the more detailed discussion of the products and products under development that follows.

--------------------------------------------------------------------------------

                 PRODUCT                  APPLICATION/INDICATION            STATUS(1)
   -----------------------------------  ---------------------------  ------------------------
   CIRCULATORY SUPPORT PRODUCTS

     VAD System (consisting of          Bridge to heart transplant   - FDA clearance in
     paracorporeal VAD Blood Pump,                                     December 1995
     Dual Drive Console and cannulae)                                - Currently marketed
                                                                       worldwide
                                        Recovery of the natural      - Clinical trials
                                        heart                          completed; PMA
                                                                       Supplement submitted
                                                                       in October 1997
     TLC-II                             Alternative to Dual Drive    - Preclinical in the
                                        Console in VAD System for      U.S.
                                        bridge to heart transplant,
                                        recovery of the natural
                                        heart and alternative to
                                        heart transplant
     Implantable VAD                    Bridge to heart transplant,  - Preclinical
                                        long-term recovery of the
                                        natural heart and
                                        alternative to heart
                                        transplant
     Muscle-Powered VAD (MVAD)          Implantable alternative to   - Research
                                        heart transplant
   VASCULAR GRAFT PRODUCTS

     Vascular Access Graft (VAG)        Hemodialysis                 - Approved for sale in
                                                                       Canada, Japan and
                                                                       certain other
                                                                       countries
                                                                     - Preclinical testing
                                                                       completed in the U.S.
                                                                     - Data for IDE submitted
                                                                       in May 1997
     Coronary Artery Bypass Graft       Coronary artery bypass       - Preclinical in the
        (CABG)                          surgery                        U.S.
                                                                     - Some compassionate use
                                                                       cases in Europe and
                                                                       Canada

   ------------------

   (1) "Clinical" denotes a human clinical trial intended to support filing of a PMA application or 510(k) premarket notification with the FDA for approval to market a product. "Preclinical" denotes in vitro and in vivo studies intended to support an IDE application to the FDA for approval to commence human clinical trials. "Research" denotes product development prior to initiation of preclinical studies.
--------------------------------------------------------------------------------

     There can be no assurance that the Company can successfully develop any potential products or, if successfully developed, that such products will obtain regulatory approval or market acceptance or can be manufactured and sold on commercially acceptable terms. See "Risk Factors -- Limited Manufacturing Capability," "-- No Assurance of Market Acceptance," "-- Substantial Dependence on Limited Product Line; Dependence on Development and Introduction of New Products" and "-- U.S. Government Regulations."

CIRCULATORY SUPPORT PRODUCTS

     Thoratec received FDA clearance in December 1995 to market the VAD System as a bridge to heart transplant in patients suffering from heart failure, and began marketing the VAD System in the U.S. in January 1996. The VAD System has also received regulatory clearance and is currently being marketed in major European countries, Canada and certain other major international markets. Building on the proprietary technologies contained in the VAD System, Thoratec is attempting to develop a broad line of circulatory support products to meet the wide range of needs of patients suffering from heart failure.

     OVERVIEW OF THE VAD SYSTEM. The VAD System consists of three major components: the blood pump, a type of artificial heart; the Thoratec Dual Drive Console (the "Dual Drive Console"), which pneumatically activates the blood pump; and cannulae which connect the blood pump to the heart and vessels. The VAD System provides partial or total circulatory assistance when the natural heart is unable to maintain adequate circulation to perfuse vital organs and permits left, right, or biventricular support.

                                      LOGO

     The above figure depicts some of the cannulation options available with the VAD System: left univentricular support (Panel A) and biventricular support (Panels B and C). Note that the blood pumps in Panel C are turned over to accommodate a different cannulation option. (Ao = aorta, LA = left atrial appendage, PA = pulmonary artery, RA = right atrium, Apex = left ventricular apex, IAG = interatrial groove).

     ADVANTAGES OF THE VAD SYSTEM. Compared to other ventricular assist devices, Thoratec believes that the VAD System has the following principal advantages:

     - Biventricular Support. Development of ventricular assist devices evolved from the concept that most patients could be successfully supported with a left ventricular assist device ("LVAD"). While many patients do well with isolated left ventricular support, some patients supported with systems designed solely for isolated left ventricular assist also have or can develop right ventricular failure and require right ventricular assist device ("RVAD") support with another system. Mortality and morbidity are extremely high for this patient group if not adequately supported. Most systems available today provide only left ventricular support and the only system other than the VAD System that provides biventricular support is indicated for temporary use in postcardiotomy recovery and post-transplant patients and severely limits patient mobility. There are no risk factors that allow a surgeon to predict reliably which patients will require biventricular support.

       The decision for univentricular or biventricular support is simplified with the VAD System. In situations where there are no physiologic markers of right heart failure, an LVAD can be used. An RVAD can be used in addition to an LVAD if right heart failure is evident or subsequently occurs. Biventricular support is also indicated in patients with potentially lethal arrhythmias, or severe right ventricular infarction that could result in death during univentricular support. With the VAD System, RVAD support may be employed at the time of LVAD placement, thus eliminating the need for reoperation to insert an RVAD. Isolated RVAD support may also be suitable for patients with right heart failure only.

     - Paracorporeal Attachment. In the VAD System, the pump is worn outside of the body, allowing the system to support patients of varying sizes, including very small patients such as small women and adolescents. To date, the VAD System has been used in patients as small as 49 pounds. In contrast, other commercially available ventricular assist devices for bridge to heart transplant must be implanted and can only be used in patients large enough to accommodate the device within their abdomen. The other benefit derived from paracorporeal attachment is that it does not require invasive abdominal surgery. This makes the VAD System more suitable for critically ill patients who may potentially recover normal function of the heart without this additional surgical trauma. Finally, the attachment of the pump to the body facilitates patient movement, allowing patients to walk, exercise and move around the hospital.

     - Multiple Cannulation Options. Cannulae for the VAD System come in a number of shapes and sizes, allowing the surgeon to fit the size of the cannulae to the size of the patient and to place the canenulae in different parts of the heart. Other commercially available systems have only limited cannula shape and size. The small size of the Thoratec cannulae, compared to other systems, could make it easier for the heart to recover when the cannulae are removed. Variations of the Thoratec cannulae also allow the surgeon to place the cannulae in places other than the apex of the heart (the only place used by the currently available left ventricular only system) when heart shape or disease state make apex cannulation undesirable.

     - Thoratec Biomaterials. Thoratec's proprietary biomaterials are used in most portions of the VAD System that contact blood or are implanted in the body, providing biocompatibility, thromboresistance, flex life and strength.

     - Multiple Indications. The Company believes that if it receives clearance for the postcardiotomy recovery indication, the VAD System will be the only device cleared to provide circulatory support for both indications. To date, the VAD System has been used to support patients for periods ranging from a few hours to over one year.

     CURRENT AND POTENTIAL INDICATIONS. Thoratec has identified three basic clinical needs for circulatory support products: as a bridge to heart transplant; for recovery of the natural heart weakened or damaged by surgery or disease; and as permanent support as an alternative to heart transplant.

     Bridge to Heart Transplant

     The Company commenced marketing the VAD System in the U.S. in January 1996 for use as a bridge to heart transplant in patients suffering from heart failure following receipt of PMA approval from the FDA in December 1995. As of June 1997, approximately 132 Dual Drive Consoles were placed in heart transplant centers worldwide and, in the first six months of 1997, the Company sold 114 pumps. As of August 1997, the VAD System had been used in more than 840 patients worldwide ranging in age from 8 to 77 years and in weight from 49 to 316 pounds (22 to 144 kg). The Company's submission to the FDA included clinical results in 375 patients (299 males, 76 females), all of whom were awaiting donor hearts and were in imminent risk of dying without ventricular assistance. In spite of the extreme illness and the zero percent survival rate expected with the use of conventional therapy alone for these patients, the VAD System was successful in assisting 233 (62%) of the 375 patients to survive until a donor heart was available. Of the 233 patients who received a heart transplant, 85% survived the transplant and were discharged from the hospital, and the longest duration of VAD System support was 247 days. Sixty-five percent of the 375 patients received biventricular ("BiVAD") support and 34% received LVAD-only support. The large percentage of patients needing BiVAD support reflects the greater severity of disease in patients selected for biventricular support with the VAD System. As a result, LVAD and RVAD patients showed correspondingly improved survival rates: 92% for LVAD and RVAD and 82% for BiVAD post-transplant. The PMA approval was granted based on an in-depth analysis performed in 71 of the 375 patients. Of these patients, 49 (69%) survived to receive a heart transplant and 44 of those (90%) were discharged. None of the control patients survived to receive a heart transplant. Based on these clinical results, the FDA determined that the VAD System was safe and effective in restoring hemodynamic stability to patients awaiting heart transplant.

     Recovery of the Natural Heart

     A certain portion of patients who undergo open heart surgery have difficulty recovering normal cardiac function, which makes it difficult to wean the patient from the heart/lung machine. Patients can only stay on the heart/lung machine after surgery for a limited period of time (generally less than 6 hours), and if they are unable to regain normal heart function, they will not survive without ventricular support. The use of a ventricular assist device after surgery can provide support to the heart until the heart can recover. The Company has completed clinical trials in this indication and submitted a PMA Supplement to the FDA in October 1997 for approval to market the VAD System for postcardiotomy recovery of the natural heart. In addition, ventricular assist devices may also be useful in assisting the recovery of hearts in patients suffering from acute heart failure, such as myocardial infarction and myocarditis, or other acute cardiomyopathies.

     Thoratec believes that since the Thoralon used in the blood-contacting parts of the VAD System may not cause an adverse reaction by the body, the VAD System may be used for both short-term and long-term support. In contrast, the one system that is currently approved for the post-cardiotomy recovery indication can only be used for temporary circulatory support and requires that the patient remain bed-ridden. Thoratec believes that other ventricular assist devices currently available or under development are not suitable for recovery of the natural heart because (i) they require surgical implantation and removal of the blood pump from the abdomen, which adds greater surgical trauma to critically ill patients, (ii) they cannot be used in smaller patients due to their size, (iii) the large incision required to be made at the apex of the heart may make recovery of the natural heart more difficult, leaving heart transplant or chronic ventricular assist device support as the only alternatives and (iv) they do not provide biventricular support, which is often required by patients in recovery.

     As of August 1997, the VAD System had been used in 147 patients who were unable to regain normal heart function following surgery requiring cardiopulmonary bypass and were, therefore, unable to be removed from the heart/lung machine following surgery. Of the 147 patients who have been placed on the VAD System, 38% (56 patients) recovered sufficiently to be weaned from the heart/lung machine, and of those patients, 57% were discharged from the hospital. Duration of patient cardiac support ranged from one to 80 days. Although most patients were supported less than ten days, several required support for between one and three months before they successfully recovered cardiac function.

     Alternative to Heart Transplant

     Given the shortage of donor hearts for patients requiring heart transplant, the Company believes that ventricular assist devices may become a long-term solution for many patients who would otherwise require a heart transplant. To address this need, the Company is currently developing the TLC-II, a compact and lightweight portable driver to substitute for the Dual Drive Console currently used with the VAD System. The Company believes that this product may enable patients to eventually return home and to work and receive long-term ventricular support without undergoing a heart transplant.

     PRODUCTS UNDER DEVELOPMENT. Thoratec currently has under development the circulatory support products described below. There can be no assurance that the Company will successfully develop any of these products, or if successfully developed, that these products will obtain regulatory approval or market acceptance or can be manufactured and sold on commercially acceptable terms.

     TLC-II Portable VAD Driver ("TLC-II")

     Although patients supported with the Dual Drive Console can ambulate throughout the hospital and transfer from critical care units to general wards, they usually cannot leave the hospital because of the size of the console. Thoratec is developing the TLC-II, a compact and lightweight (8kg), battery or line-operated biventricular pneumatic drive unit designed to promote greater mobility and self-care. It is intended to allow the patient to more easily exercise and move freely around the hospital grounds, and eventually away from the medical facility. This device provides several portability options, either by hand-carrying the driver or by using a shoulder strap or a small custom trolley. This portable device will connect with a central system cart, which will house a battery charger and the external monitoring computer.

     Thoratec intends to submit data in support of an IDE application to the FDA in late 1997 to begin a clinical trial of this device in the U.S. for use in conjunction with the approved VAD System. Thoratec is also pursuing a CE mark for this product. The Company believes that the regulatory path to approval for this device will be facilitated by the fact that it activates the same VAD System blood pumps that have received FDA approval.

     Implantable VAD

     While the paracorporeal placement of the VAD System has certain advantages, especially for small patients and patients in whom additional abdominal surgery presents a high risk, Thoratec is developing an implantable version of its existing VAD blood pump and cannulae to provide additional options for surgeons. Thoratec believes that the regulatory process for this product may be facilitated, in part, by the fact that the VAD System has already undergone preclinical testing in the implantable configuration prior to being introduced for clinical use in the paracorporeal configuration.

     Muscle-Powered VAD ("MVAD")

     Thoratec is in the early stage of developing an implantable, muscle-powered circulatory support device to serve as an alternative to heart transplant. The MVAD utilizes conventional pacemaker technology, along with a linear mechanical-to-hydraulic energy converter, to harness the power available in a patient's latissimus dorsi muscle to drive an implanted ventricular assist device. This system is designed to operate without batteries, electrical power transmission systems and other bulky hardware required with electromechanical systems. The MVAD is undergoing laboratory testing, and the Company has received a $100,000 Phase I grant from the Small Business Technology Transfer Program of the National Institutes of Health to support research and development of the energy converter. Extensive technical development and laboratory testing will be required before clinical trials could begin, and this project could be discontinued at any time if feasibility is not demonstrated. There can be no assurance that this product can be successfully developed.

VASCULAR GRAFT PRODUCTS

     Thoratec is developing small diameter vascular graft products intended initially to address the vascular access and coronary artery bypass surgery markets. Both products utilize the Company's proprietary biomaterial, Thoralon, and are protected by several patents covering Thoralon as well as the graft design and manufacturing processes. Thoratec believes that its vascular grafts are highly compliant, have excellent handling and suturing properties and have the "feel" of a natural vessel. The fabrication process creates a structure in which the three different layers in the wall have different properties which make the graft closely resemble natural blood vessels. The inner textured layer is designed for contact with blood and provides improved thromboresistance, the solid middle layer gives the graft its strength and self sealing properties, and the outer textured layer is designed to promote tissue ingrowth to promote graft stability.

     Vascular Access Graft ("VAG"). Currently available vascular access grafts are commonly made out of ePTFE, which can lose integrity after repeated punctures and render the patient susceptible to bleeding and infection. The VAG is designed for use as a shunt between an artery and a vein, primarily to provide access to the bloodstream for renal hemodialysis patients requiring frequent needle punctures during treatment. The Company believes that the VAG may provide significant advantages over existing synthetic vascular access grafts and may encourage its use by surgeons who are currently using natural vessels for vascular access. The VAG received marketing approval from the Canadian Ministry of Health in March 1996 and from the Japanese Ministry of Health in May 1997. The VAG is also marketed in Australia, Taiwan and South America. Thoratec is conducting preclinical testing and submitted data in support of an IDE application to the FDA in May 1997 to commence clinical trials in the U.S. The Company believes that these clinical trials will be necessary to support the submission of a 510(k) premarket notification to the FDA.

     To date, more than 1,500 patients outside of the U.S. have been implanted with the VAG. In one retrospective study of the VAG in Australia, 134 patients who were implanted by 31 different surgeons were evaluated. Based on data obtained in this study as well as other clinical trials conducted outside the U.S., the Company believes that the VAG offers the following advantages: (i) reduced inflammatory response after implantation; (ii) the ability to begin hemodialysis within one to three days after implantation, as opposed to several weeks for ePTFE grafts; (iii) reduced bleeding complications during routine use because of the VAG's self-sealing properties; and (iv) improved handling and suturability. In the Australian study, the median hospital stay was four days and initial use of the VAG for dialysis was performed with a median time after implant of three days. The median follow-up period was 306 days. The patency at both one and two years of dialysis use was comparable to or better than ePTFE grafts, notwithstanding that 73% of the patients who received the Thoratec graft previously demonstrated that they could not tolerate ePTFE grafts. In the second phase of a Japanese 87-patient study, the current model of the Thoratec VAG was implanted in 51 hemodialysis patients. These patients had a three-month cumulative patency rate (unobstructed grafts) of 100% and a 12-month cumulative patency rate of 91%. In contrast, a recent review of literature reporting patency rates for standard ePTFE grafts in 13 different studies demonstrated one-year weighted-average patency of 69.7%. A form of Teflon, ePTFE is the material used in products currently marketed in the U.S.

     Coronary Artery Bypass Graft ("CABG"). Coronary artery bypass surgery requires the insertion of substitute vessels to bypass one or more blocked arteries in the heart. These substitute vessels typically require either harvesting the patient's saphenous veins or using the internal mammary artery. These procedures, however, can involve significant trauma and expense, and are sometimes not an option for patients who have undergone previous bypass surgery or who have vessels of inferior quality. The CABG graft is designed for use in coronary artery bypass surgery patients who have no suitable vessels of their own. To date, a total of 27 patients in Canada and Germany have received Thoratec's CABG grafts, ranging in size from 2.0 to 3.5mm. All patients were extremely ill at the time of surgery, and the grafts were implanted on a compassionate use basis (i.e., the patients were found to have no other viable therapeutic options). Follow-up data in a small number of these patients have demonstrated that some CABG grafts remained patent up to one year after surgery. All 22 surviving patients were asymptomatic as of August 1997, with the longest term patient implanted for over four years. None of the remaining five patients are known to have died from causes related to the graft. Long-term test results from a controlled clinical trial on a much larger patient population are required before the capabilities of this graft can be demonstrated.

     The potential for improved long-term patency in small diameter grafts is the most unique aspect of the CABG graft. The Company believes that to date no other suitable small diameter graft has been developed which will remain patent over long periods of time when used in this critical application. Thoratec is currently in preclinical testing of the CABG graft in the U.S. The Company believes this product will require submission of a PMA application to the FDA.

     Peripheral Graft Applications. In addition to the VAG and CABG graft, Thoratec's graft products may potentially be used in other applications such as peripheral vascular grafts for patients who require restoration of circulation to their arms or legs due to blockages caused by certain disease processes. While the Company is not currently pursuing development of these applications, it has performed limited early stage preclinical work in this area and believes its graft products could be developed for these applications.

SALES AND MARKETING

     Circulatory Support Products. The potential customers for Thoratec's circulatory support products are hospitals that perform open heart surgery procedures and heart transplants. Based on published sources, the Company estimates that 130 of the approximately 800 hospitals in the U.S. that perform open heart surgery also perform heart transplants. The Company is initially targeting these 130 heart transplant hospitals plus an additional 110 heart transplant hospitals in Europe.

     Thoratec has recruited and trained a direct sales force that is comprised of seven experienced cardiovascular salespeople to sell the VAD System in the United States, Canada, Germany and France. The sales effort is complemented by four direct clinical specialists that conduct clinical educational seminars, assist with a new open heart center's first VAD implant and resolve clinical questions or issues. Thoratec also partners with universities, experienced clinicians and opinion leaders to assist with expanding clinical educational needs. The sales team focuses on cardiac surgeons that perform heart transplantation as well as transplant cardiologists, perfusionists and the transplant nursing staff. In addition to its direct selling effort, Thoratec has established a network of international distributors that cover those markets that represent the majority of ventricular assist device potential. The Company's internal marketing staff includes a product manager, a marketing communications manager and an administrator. Thoratec employs sales and marketing tactics commonly found within the cardiovascular capital equipment device market such as direct mail, clinical education seminars, symposia, equipment purchase and lease programs, and journal advertisement. Thoratec has also assembled a Medical Advisory Board consisting of opinion leaders who provide clinical input and direction on product development, marketing and market issues.

     Hospitals or other medical institutions that acquire the VAD System generally purchase two Dual Drive Consoles (to ensure that a back up Console is available), VADs, related disposables and training. The time from the initial contact with the cardiac surgeon until purchase is generally between nine and eighteen months, due to the expense of the product and common hospital capital equipment acquisition procedures. Upon receipt of a purchase order, the Company will usually ship the products within thirty days.

     The introduction of a new system requires training of the appropriate personnel. Thoratec provides initial training for the surgical as well as the clinical support teams when a center purchases and takes delivery of the VAD System. As a follow-up to the initial training, Thoratec provides clinical support at the first implant whenever possible. The Company also provides 24-hour access to clinically trained personnel. The Thoratec sales force also assists customers with obtaining reimbursement from third-party payors.

     Vascular Graft Products. The Company intends to market the VAG through distributors both domestically and internationally and to market the CABG graft through a direct sales force in the U.S. and Europe and through distributors in other international markets. The Company envisions the market positioning of the VAG as one which replaces an existing product used in an accepted procedure, and at a comparable price. The Company plans to commission studies comparing its products to ePTFE grafts. The Company believes the VAG will have significant advantages over these existing products and will therefore offer significant benefits to users and patients, without the need for additional clinical training. The Company also believes that more clinicians using natural A/V fistulas will utilize a synthetic option when presented with these benefits, and intends to target these users as well.

     The CABG graft will be positioned initially as a preferable clinical option for patients who lack suitable native vessels. The Company believes that more clinician education will be required for the CABG graft in terms of patient indications, product use, and product capabilities. This may be accomplished through Company-sponsored educational programs, video educational tools, and scientific lecture programs. The Company also anticipates a much larger domestic sales force structure to effectively market the CABG graft, which may overlap or work with the VAD System sales force. Finally, the Company recognizes the impact of clinical thought-leaders in any surgical specialty, and will begin cultivating these relationships during the clinical trials of the graft.

MANUFACTURING

     Thoratec manufactures specialty polymers for use in the grafts, VAD blood pumps and cannulae, fabricates the grafts, VAD blood pumps and cannulae, and assembles and tests the VAD System at its Berkeley, California facility. This facility is cGMP-approved for the U.S. market and has received ISO 9001 certification.

     The Company's manufacturing processes for the VAD System consist of the assembly of standard and custom component parts, including blood-contacting components fabricated from Thoratec's proprietary biomaterials, and the testing of completed products. The Company relies on single sources of supply for several components of the VAD System. The Company is aware of alternative suppliers for all single-sourced items other than the mechanical valves, and believes the loss of any one supplier would have only a short-term impact on its production schedule. The supplier of mechanical valves for the VAD System stopped production in 1995. The Company negotiated a contract for supply of the valves that it believes will satisfy its needs at least through October 1998, during which time it must qualify a replacement valve or qualify a new vendor for the current valve. In October 1997, the Company executed a four-year supply agreement with Arrow. See "Risk Factors -- Dependence on Third Parties for Supplies."

     The Company devotes significant attention to quality control. Its quality control measures begin at the manufacturing level where components are assembled in a "clean-room" environment designed and maintained to reduce product exposure to particulate matter. Products are tested throughout the manufacturing process for adherence to specifications. Finished components are shipped to outside processors for sterilization through radiation or treatment with ethylene oxide gas. After sterilization, the products are quarantined and tested before they are shipped to customers.

     The Company believes its Berkeley facility is capable of supplying the Company's expected sales of VAD Systems through 1998. The Company plans to relocate to a larger facility in Pleasanton, California, in the San Francisco Bay Area, starting in 1997 with the corporate, research and development, and sales offices. A lease was executed in 1996 for this new 62,000 square foot facility. The scale-up and validation of a new manufacturing facility and the purchase of necessary equipment at the new facility will require significant expenditures in 1998. See "Risk Factors -- Limited Manufacturing Capability."

PATENTS AND PROPRIETARY RIGHTS

     The Company has adopted a policy of seeking to patent certain aspects of its technology. The Company holds, or has exclusive rights to, 16 U.S. patents and has four U.S. patent applications currently in prosecution. Except for the biomaterials patents mentioned below, which are utilized in the VAD blood pump and cannulae, the VAD System is not protected by any patents. The Company does not believe that this lack of patent protection will have a material adverse effect on the Company or its ability to sell the VAD System because of the lengthy regulatory period required to obtain approval of a ventricular assist device. The Company is not aware of any ventricular assist devices currently approved by the FDA or undergoing clinical trials based on the Company's product design. Thoratec's proprietary biomaterials technology is covered by seven patents. Five of these were sold to Th. Goldschmidt AG ("Goldschmidt"), a German chemical manufacturer, in 1989, but the Company has retained worldwide, royalty-free, exclusive rights to these patents for most medical applications. The Company's vascular graft products are covered by three manufacturing process patents. The MVAD is currently covered by three U.S. patents, two of which are held by the Company, and one of which is owned by Dr. Hill, Chairman of the Board of Directors of the Company, and the Company currently has a nonexclusive right to use that patent. Of the two patents held by the Company, one covers the overall MVAD system design and operation, while the other covers a component of the MVAD energy conversion system. Dr. Hill's patent also covers the overall design of the device. Four of the Company's 16 patents are for products which are not commercially pertinent to Thoratec today.


     The Company holds, or has exclusive rights to, 35 international patents, with 31 applications currently in prosecution. All 35 international patents apply to products for which patents have been applied for or issued under U.S. patent law. Twenty-six biomaterial patents, valid in 13 countries, are licensed from Goldschmidt. The three graft patents held by the Company are valid in Canada, France and the U.K., and one of these patents is valid in Japan. Of the 31 currently pending patent applications, one is a design patent for the TLC-II and most of the other applications relate to biomaterials.


     The validity of any patents issued to the Company may be challenged by others, and the Company could encounter legal and financial difficulties in enforcing its patent rights against alleged infringers. In addition, there can be no assurance that other technologies cannot or will not be developed or that patents will not be obtained by others which would render the Company's patents obsolete. Although the Company does not believe the patents are the sole determinant in the commercial success of its products, the loss of a significant percentage of its patents or its patents relating to its graft products could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has developed significant technical knowledge which, although nonpatentable, is considered by the Company to be significant in enabling it to compete. However, the proprietary nature of such knowledge may be difficult to protect. The Company has entered into an agreement with each key employee prohibiting such employee from disclosing any confidential information or trade secrets of the Company. In addition, these agreements also provide that any inventions or discoveries relating to the business of the Company by these individuals will be assigned to the Company and become the Company's sole property.

     Claims by competitors and other third parties that the Company's products allegedly infringe the patent rights of others could have a material adverse effect on the Company. The medical device industry is characterized by frequent and substantial intellectual property litigation. The cardiovascular device market is characterized by extensive patent and other intellectual property claims. Intellectual property litigation is complex and expensive and the outcome of this litigation is difficult to predict. Any future litigation, regardless of outcome, could result in substantial expense to the Company and significant diversion of the efforts of the Company's technical and management personnel. An adverse determination in any such proceeding could subject the Company to significant liabilities or require the Company to seek licenses from third parties or pay royalties that may be substantial. Furthermore, there can be no assurance that necessary licenses would be available on satisfactory terms, or at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing or selling certain of its products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Patents and Protection of Proprietary Technology."

COMPETITION

     Principal competitors of the VAD System include Thermo Cardiosystems Inc., which manufactures and markets an implantable left ventricular assist device approved only for bridge to heart transplant in the U.S., and ABIOMED, Inc., which manufactures and markets an FDA-cleared biventricular assist device for temporary circulatory support of patients in postcardiotomy shock and treatment of cardiogenic shock following heart transplants. In addition, Novacor, a division of Baxter International, Inc., is developing a left ventricular assist device currently in clinical trials in the U.S. The Company believes that the principal competitive factors in the ventricular assist device market are impact on patient outcomes, product performance, size and portability, quality, cost-effectiveness and customer service. The Company believes that its principal competitive advantages are the fact that the VAD System can provide left, right or biventricular support, the smaller size and paracorporeal placement of the system that allows its use with a greater range of patients than competitive devices, the greater range of cannulation options available and the quality of its biomaterials. Although Thoratec believes that these attributes of the VAD System offer certain advantages over existing ventricular assist devices, current competitors can be expected to defend their market positions vigorously.

     The principal competitors in the vascular access graft market are W.R. Gore, Inc., IMPRA, Inc. (C.R. Bard) and Meadox (Boston Scientific), which manufacture and market ePTFE grafts, Corvita Corporation (Pfizer) and Cardiotech International, Inc., which are developing polyurethene grafts, and Possis Medical, Inc. ("Possis"), which is developing spun polyester grafts. In addition, Possis is developing coronary artery bypass grafts. There are currently no coronary artery bypass graft products approved for use in the U.S.

The Company believes that the principal competitive factors in the graft market are biocompatibility, patency, reliability, cost, suturability and ease of use. The Company expects that significant competition in the synthetic vascular graft market will continue.

     There are many companies focusing on the development of circulatory support devices or vascular grafts that have substantially greater financial resources, have substantially larger and more experienced sales and marketing organizations and engage in substantially greater research and development efforts than the Company. One or more of these or other companies could design and develop products that compete directly with the Company's products, in which case the Company would face intense competition. Moreover, certain academic institutions, government agencies and other research organizations are conducting research in areas in which the Company is working. These institutions are becoming increasingly aware of the commercial value of their findings and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed. These institutions may also market competitive commercial products on their own or through joint ventures and will compete with the Company in recruiting highly qualified scientific personnel. Competition from commercial or other institutions or organizations could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk
Factors -- Competition."

GOVERNMENT REGULATION

     Regulation by governmental authorities in the U.S. and foreign countries is a significant factor in the manufacture and marketing of the Company's current and future products and in its ongoing product research and development activities. All of the Company's proposed products will require regulatory approval prior to commercialization. In particular, medical devices are subject to rigorous preclinical testing as a condition of approval by the FDA and by similar authorities in foreign countries.

U.S. Regulations

     In the U.S., the FDA regulates the manufacture, distribution and promotion of medical devices pursuant to the FDC Act and Regulations. The VAD System, TLC-II, MVAD and graft products are, or will be regulated as medical devices. To obtain FDA approval to market medical devices similar to those under development by the Company, the FDA requires proof of safety and efficacy in human clinical trials performed under an IDE. An IDE application must contain preclinical test data demonstrating the safety of the product for human investigational use, information on manufacturing processes and procedures, and proposed clinical protocols. If the IDE application is accepted, human clinical trials may begin. The results obtained from these trials, if satisfactory, are accumulated and submitted to the FDA in support of either a PMA application or a 510(k) premarket notification. Premarket approval from the FDA is required before commercial distribution of devices similar to those under development by the Company is permitted in the U.S.

     The PMA application must be supported by extensive data, including preclinical and human clinical data, to prove the safety and efficacy of the device. By regulation, the FDA has 180 days to review a PMA application and during that time an advisory committee may evaluate the application and provide recommendations to the FDA. While the FDA has responded to PMA applications within the allotted time period, reviews more often occur over a significantly protracted period, usually 18 to 36 months, and a number of devices have never been cleared for marketing. This is a lengthy and expensive process and there can be no assurance that such FDA approval will be obtained.

     Under the FDA's requirements, if a manufacturer can establish that a newly developed device is "substantially equivalent" to a legally marketed device, the manufacturer may seek marketing clearance from the FDA to market the device by filing a 510(k) premarket notification with the FDA. The 510(k) premarket notification must be supported by data establishing the claim of substantial equivalence to the satisfaction of the FDA. The process of obtaining a 510(k) clearance typically can take several months to a year or longer. If substantial equivalence cannot be established, or if the FDA determines that the device requires a more rigorous review, the FDA will require that the manufacturer submit a PMA application that must be reviewed and approved by the FDA prior to sale and marketing of the device in the U.S. Both a 510(k) and a PMA, if granted, may include significant limitations on the indicated uses for which a product may be marketed. FDA enforcement policy strictly prohibits the promotion of approved medical devices for unapproved uses. In addition, product approvals can be withdrawn for failure to comply with regulatory requirements or the occurrence of unforeseen problems following initial marketing.

     In December 1995, the Company received FDA approval of its PMA for the bridge to heart transplant indication for the VAD System. The same system continues to be sold in the U.S. for controlled clinical use under an IDE for recovery of the natural heart. The VAD System is classified as a Class III medical device under the FDC Act. Prior to approval by the FDA, this device was marketed pursuant to an IDE for use in clinical trials under controlled conditions by a limited number of qualified medical institutions. The process of obtaining FDA approval for the VAD System required 13 years after approval of the IDE.

     The Company expects that its graft products will be classified as either Class II or Class III medical devices. The Company submitted data supporting an IDE for its VAG in May 1997, but believes that it will then be able to file a 510(k) after the clinical data is gathered. The Company has limited clinical experience with its CABG graft product, all outside the U.S. Substantial additional preclinical testing will need to be completed in the U.S. before commencement of clinical trials on the CABG grafts in the U.S.

     The approval process for any of the Company's products is expensive and time consuming and no assurance can be given that any regulatory agency will grant its approval. The inability to obtain, or delays in obtaining, such approval would adversely affect the Company's ability to commence marketing therapeutic applications of its products. There can be no assurance that the Company will have sufficient resources to complete the required testing and regulatory review processes. Furthermore, the Company is unable to predict the extent of adverse governmental regulation which might arise from future United States or foreign legislative or administrative action.

     In addition, any products distributed by the Company pursuant to the above authorizations are subject to pervasive and continuing regulation by the FDA. Products must be manufactured in registered establishments and must be manufactured in accordance with Quality System (cGMP) and GLP regulations. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. The failure to comply with the FDA's regulations can result in enforcement action, including seizure, injunction, prosecution, civil penalties, recall and suspension of FDA approval. The export of devices also is subject to regulation in certain instances. See "Risk Factors -- U.S. Government Regulations."

International Regulations

     The Company is also subject to regulation in each of the foreign countries in which it sells its products with regard to product standards, packaging requirements, labelling requirements, import restrictions, tariff regulations, duties and tax requirements. Many of the regulations applicable to the Company's products in such countries are similar to those of the FDA. The national health or social security organizations of certain countries require the Company's products to be qualified before they can be marketed in those countries.

     To position itself for access to European and other international markets, Thoratec sought and obtained certification under the ISO 9000 Series of Standards. ISO 9000 is a set of integrated requirements, which when implemented, form the foundation and framework for an effective quality management system. These standards were developed and published by the ISO, a worldwide federation of national bodies, founded in Geneva, Switzerland in 1946. ISO has over 92 member countries. ISO certification is widely regarded as essential to enter Western European markets. The Company obtained certification and was registered as an ISO 9002 compliant company in January 1995. Commencing in mid 1998, all companies will be required to obtain CE marking for medical devices sold or distributed in the European Community. The CE mark is an international symbol of quality and with it, medical devices can be distributed within the European Community which is comprised of fifteen European countries representing a population of over 360 million people. A prerequisite for the Company obtaining authority to CE mark its products is to achieve full quality system certification in accordance with ISO 9001 and EN 46001. These are quality standards that cover design, production, installation and servicing of medical devices. The Company received its

ISO 9001/EN 46001 certification in September 1997. The Company plans to obtain authority to CE mark the TLC-II, other VAD System accessories, as well as the VAG, in 1997. See "Risk Factors -- International Regulations."

Other Regulations

     The Company is also subject to various federal, state and local laws and regulations relating to such matters as safe working conditions, laboratory and manufacturing practices and the use, handling and disposal of hazardous or potentially hazardous substances used in connection with the Company's research and development work. Specifically, the manufacture of the Company's biomaterials is subject to compliance with federal environmental regulations and by various state and local agencies. Although the Company believes it is in compliance with these laws and regulations in all material respects, there can be no assurance that the Company will not be required to incur significant costs to comply with environmental laws or regulations in the future.

THIRD PARTY REIMBURSEMENT AND COST CONTAINMENT

     The Company's products are purchased primarily by hospitals and other users, which then bill various third party payors for the services provided to the patients. These payors, which include Medicare, Medicaid, private insurance companies and managed care organizations, reimburse part or all of the costs and fees associated with the procedures performed with these devices.

     Medicare and Medicaid reimbursement for hospitals is based on a fixed amount for admitting a patient with a specific diagnosis. Because of this fixed reimbursement method, hospitals have incentives to use less costly methods in treating Medicare and Medicaid patients, and will frequently make capital expenditures to take advantage of less costly treatment technologies. Frequently, reimbursement is reduced to reflect the availability of a new procedure or technique, and as a result hospitals are generally willing to implement new cost saving technologies before these downward adjustments take effect. Likewise, because the rate of reimbursement for certain physicians who perform certain procedures has been and may in the future be reduced in the event of further changes in the resource-based relative value scale method of payment calculation, physicians may seek greater cost efficiency in treatment to minimize any negative impact of reduced reimbursement. Third party payors are increasingly challenging the prices charged for medical products and services and may deny reimbursement if they determine that a device was not used in accordance with cost-effective treatment methods as determined by the payor, was experimental or was used for an unapproved application. Changes in reimbursement policies and practices of third party payors could have a substantial and material impact on sales of certain of the Company's products. The development or increased use of more cost-effective treatment could cause such payors to decrease or deny reimbursement to favor these treatments. To date, HCFA and some private insurers have determined to reimburse the costs of the VAD System. It is uncertain what legislative proposals will be adopted or what actions federal, state or private payors for health care goods and services may take to limit their payments for such goods and services. The Company cannot predict whether the VAD System will be approved for reimbursement and cannot predict the effect the changes in the health care system may have on its business. As a result, no assurance can be given that any such changes will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Uncertainty Related to Third Party Reimbursement for the VAD System."

EMPLOYEES

     As of August 23, 1997, the Company had 92 full-time employees, 27 of whom worked in manufacturing, 15 in engineering, 11 in quality control and regulatory affairs, 16 in marketing and sales support, 12 in administration and finance and 11 in other support functions (including personnel, management information, purchasing, facility). None of the Company's employees are covered by a collective bargaining agreement. The Company believes that its relations with its employees are good.

FACILITIES

     Thoratec occupies a leased facility in Berkeley, California, totaling approximately 28,000 square feet where its research and development, marketing, engineering, and manufacturing activities are carried out. The manufacturing areas have been inspected, approved, and licensed by the FDA and the State of California Department of Health Services, Food and Drug Section for the manufacture of medical devices. The lease on this building will expire in August 1999. The Company also has small leased facilities in the United Kingdom.

     In July 1996, the Company entered into a lease agreement on a new manufacturing facility to be located within 50 miles of its current facility. This building, when completed, will accommodate all of the Company's manufacturing, engineering and administrative activities. The administrative and engineering portion of the building is scheduled to be completed and ready for occupancy in late 1997. The Company will invest approximately $9 million in equipment and leasehold improvements to the building, approximately $3 million of which had been invested at June 28, 1997. Annual payments under the amended lease are approximately $699,000 for a lease term of 15 years and commenced in August 1997. The lease includes provisions, among others, for annual cost of living adjustments to the lease payments, two five-year renewal options, a purchase option, and a security deposit of $885,600, which the Company paid in 1996, and an additional $500,000 paid in 1997. A significant portion ($1,250,000) of the security deposit can be reduced or eliminated before the end of the initial lease term if the Company meets certain criteria as specified by the contract.

LEGAL PROCEEDINGS

     The Company is not party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning executive officers and directors of the Company as of September 15, 1997:

            NAME               AGE                                POSITION
-----------------------------  ---    -----------------------------------------------------------------
D. Keith Grossman............  37     President, Chief Executive Officer and Director
Cheryl D. Hess...............  50     Vice President -- Finance, Chief Financial Officer and Secretary
Thomas E. Burnett, Jr. ......  34     Vice President -- Sales and Marketing
David J. Farrar, Ph.D. ......  49     Vice President -- Research and Development
Donald A. Middlebrook........  46     Vice President -- Regulatory Affairs/Quality Assurance
Joseph G. Sharpe.............  37     Vice President -- Operations
Christy W. Bell..............  75     Director
Howard E. Chase..............  61     Director
J. Daniel Cole...............  51     Director
J. Donald Hill, M.D. ........  60     Director and Chairman of the Board of Directors
William M. Hitchcock.........  58     Director
George W. Holbrook, Jr. .....  66     Director
Daniel M. Mulvena............  49     Director

     There are no family relationships between any of the directors or executive officers of the Company.

     D. KEITH GROSSMAN joined Thoratec as President and Chief Executive Officer in January 1996. He was elected to the Board of Directors in February 1996. Prior to joining Thoratec, Mr. Grossman was a Division President of Major Pharmaceuticals, Inc., from June 1992 to September 1995, at which time it was sold. From July 1988 to June 1992, Mr. Grossman served as the Vice President of Sales and Marketing for Calcitek, Inc., a manufacturer of implantable medical devices, and division of Sulzermedica (formerly Intermedics, Inc.). Prior to 1988, Mr. Grossman held various other sales and marketing management positions within the McGaw Laboratories Division of American Hospital Supply Corporation.

     CHERYL D. HESS joined the Company as Vice President -- Finance and Chief Financial Officer in December 1983 and became Secretary in 1994. Prior to joining Thoratec, Ms. Hess was a manager with the public accounting firm of Deloitte & Touche LLP, where she specialized in audit and financial advisory services for entrepreneurial, rapidly-growing, high technology companies. Ms. Hess is responsible for the direction of all financial management, control and reporting activities for Thoratec, as well as certain administrative and operational activities. Ms. Hess is a Certified Public Accountant.

     THOMAS E. BURNETT, JR. joined the Company as Vice President - Sales and Marketing in August 1996. Prior to joining Thoratec, Mr. Burnett was Vice President of Sales and Marketing at Calcitek, Inc. from June 1992 to August 1996, where he was responsible for global sales and marketing which included a direct domestic sales force and an international network encompassing 30 countries as well as new business development, strategic and operational planning. Prior thereto, Mr. Burnett held various other positions at Calcitek, including Director of Sales from January 1991 to June 1992 and National Sales Manager from June 1990 to January 1991. Prior to Calcitek, Mr. Burnett held a variety of sales and sales management positions for Kendall McGaw Laboratories, a producer of intravenous solutions, infusion equipment and parenteral pharmaceuticals.

     DAVID J. FARRAR, PH.D. joined the Company as Program Manager of the VAD System in January 1980 and became Vice President -- Circulatory Support Products in 1988, and Vice President -- Research and Development in 1996. In addition, Dr. Farrar has a research appointment in the Department of Cardiac Surgery at the California Pacific Medical Center of San Francisco. Dr. Farrar has over 20 years of research experience in the cardiovascular and medical device industry.

     DONALD A. MIDDLEBROOK joined the Company as Vice President -- Regulatory Affairs/Quality Assurance in September 1996. Before joining Thoratec, he held the position of Senior Director, Global Regulatory Affairs and Assurance for Chiron Vision Corporation, a manufacturer of implantable ophthalmic devices and surgical equipment. Prior to this, Mr. Middlebrook spent fifteen years with Baxter International, Inc. in a number of progressing positions, including Vice President of Regulatory Affairs and Quality Assurance for the CardioVascular Group, a producer of a wide range of cardio, critical care, vascular, and less-invasive cardiovascular products.

     JOSEPH G. SHARPE joined the Company as Vice President -- Operations in September 1997. Prior to joining Thoratec, Mr. Sharpe was director of operations for the IV Systems Division of Baxter International, Inc. from 1992 to September 1997. Prior thereto, Mr. Sharpe held a number of other positions at Baxter International, Inc. and Honeywell Information Systems.

     CHRISTY W. BELL became a Director of the Company in April 1988 and is a significant shareholder of the Company. Mr. Bell is President and CEO of Electro-Petroleum Inc. ("EPI"), Electro-Pyrolysis Inc., and Arc Technologies Inc. Prior to joining EPI, Mr. Bell had been Chairman and Chief Executive Officer of Chem-Clear, located in Wayne, Pennsylvania, until February 1988, when the Company was sold. Mr. Bell serves as a member of the Board of Directors of Clean Harbors, Inc.

     HOWARD E. CHASE became a Director of the Company in November 1986. Mr. Chase has served as President and Chief Executive Officer of DeTomaso Industries, Inc. since September 1995. From 1984 to August 1995, Mr. Chase was a partner in the law firm of Morrison Cohen Singer & Weinstein in New York City. He acted as an advisor and as special counsel to the Company from 1979 to 1995.

     J. DANIEL COLE became a Director of the Company in July 1997. Mr. Cole is a general partner of the Spray Venture Fund of Boston. Mr. Cole was President and Chief Operating Officer of SciMed Life Systems Corporation from April 1993 to March 1995, and Senior Vice President and Group President of Boston Scientific Corporation's vascular business from March 1995 to March 1997. He has also held a number of senior executive positions at Baxter Healthcare Corporation, including President of its Edwards Less Invasive Surgery Division and its Critical Care Division. Mr. Cole also serves as a member of the Board of Directors of Cambridge Heart, Inc. and SurVivalink.

     J. DONALD HILL, M.D. has been a Director of the Company since its inception in March 1976 and is a significant shareholder of the Company. In January 1995, Dr. Hill became Chairman of the Board of Directors. Dr. Hill is Chairman of the Department of Cardiac Surgery at California Pacific Medical Center in San Francisco where he has been a practicing cardiovascular surgeon since 1966.

     WILLIAM M. HITCHCOCK became a director of the Company in September 1996. In December 1994, Mr. Hitchcock became President and director of Avalon Financial, Inc. From May 1992 to December 1995, Mr. Hitchcock was President of Plains Resources International Inc., a wholly owned subsidiary of Plains Resources Inc. Since 1977, Mr. Hitchcock has been a member of the Board of Directors of Plains Resources Inc. and Oshman's Sporting Goods, Inc.

     GEORGE W. HOLBROOK, JR. became a Director of the Company in July 1995. Since 1984, Mr. Holbrook has been the Managing Partner of Bradley Resources Company, a private investment partnership. Mr. Holbrook is also a director of Merrill Lynch Institutional Intermediate Fund and other associated funds, and a director of Canyon Resources Corporation.

     DANIEL M. MULVENA became a Director of the Company in May 1997. Mr. Mulvena is the founder and owner of Commodore Associates, a consulting company. Mr. Mulvena was Group Vice President of the Cardiac/cardiology Division and a member of the operating committee for Boston Scientific Corporation from February 1992 to May 1995, and prior thereto was the President and Chief Executive Officer and Chairman of Lithox Systems, Inc. Prior to that, Mr. Mulvena held a number of executive positions, including President of the Implants Division and President of the Cardiosurgery Division, at C.R. Bard Inc. Mr. Mulvena also serves as a member of the Board of Directors of EchoCath, Inc.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of August 31, 1997, and as adjusted to reflect the sale of the 3,000,000 Shares offered hereby by (i) each of the Company's directors, (ii) each executive officer, (iii) all directors and executive officers as a group and (iv) each person who is known by the Company to own beneficially more than 5% of the Common Stock. Excluded from the table are two persons who were among the five most highly compensated officers of the Company in 1996, but who were no longer employed by the Company as of August 31, 1997.



                                                                                             PERCENTAGE
                                                                                        BENEFICIALLY OWNED(2)
                                            NUMBER OF SHARES                           -----------------------
                                          BENEFICIALLY OWNED(2)       NUMBER OF        PRIOR TO        AFTER
         NAME AND ADDRESS(1)                PRIOR TO OFFERING       SHARES OFFERED     OFFERING      OFFERING
--------------------------------------    ---------------------     --------------     ---------     ---------
COBE Laboratories, Inc. ..............          3,708,077                --               20.4%         18.4%
  1185 Oak Street
  Lakewood, CO 80215
Sulzer Intermedics, Inc. .............          2,074,074              1,000,000          11.4           5.3
  4000 Technology Drive
  Angleton, TX 77515
State of Wisconsin Investment Board...          1,549,800                --                8.5           7.7
  P.O. Box 7842
  Madison, WI 53702
J. Donald Hill(3).....................          1,396,953                --                7.7           6.9
George W. Holbrook, Jr.(4)............          1,284,555                --                7.1           6.4
Bradley Resources Company(4)..........          1,281,222                --                7.1           6.4
  P.O. Box 1938
  Palm City, Florida 34990
James McGoogan(4).....................          1,281,222                --                7.1           6.4
  Bradley Resources Company
  P.O. Box 1938
  Palm City, Florida 34990
Christy W. Bell(5)....................            772,377                --                4.2           3.8
William M. Hitchcock(6)...............            337,073                --                1.9           1.7
D. Keith Grossman(7)..................             88,334                --                  *             *
Howard E. Chase(8)....................             86,555                --                  *             *
Cheryl D. Hess(9).....................             60,804                --                  *             *
David J. Farrar(10)...................             52,522                --                  *             *
Thomas E. Burnett, Jr.(11)............             15,000                --                  *             *
Donald A. Middlebrook(12).............             15,000                --                  *             *
J. Daniel Cole(13)....................                 --                --                  *             *
Daniel M. Mulvena(14).................                 --                --                  *             *
Joseph G. Sharpe(15)..................                 --                --                  *             *
All directors and executive officers
  as a group (13 persons)(16).........          4,109,173                --               22.1%         20.0%


---------------
  *  Less than one percent.

 (1) Except as set forth herein, the address of the persons set forth above is the address of the Company appearing elsewhere in this Prospectus.

 (2) Applicable percentage ownership for each shareholder is based on 18,153,555 shares of Common Stock outstanding as of August 31, 1997. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to the shares. Beneficial ownership also includes shares of Common Stock subject to options and warrants exercisable or convertible within 60 days of August 31, 1997. Shares of Common Stock subject to outstanding options are deemed outstanding for computing the percentage of ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person. Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to the Company's knowledge, each shareholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such shareholder.

 (3) Includes 85,555 shares of Common Stock issuable upon exercise of options exercisable within 60 days of August 31, 1997.

 (4) Bradley Resources Company is an investment partnership which owns 1,281,222 shares. George W. Holbrook, Jr., a director of the Company, is a general partner of Bradley Resources Company and is deemed to share beneficial ownership of such shares of Common Stock with Mr. James McGoogan, a general partner of Bradley Resources Company. Includes, in Mr. Holbrook's number only, 3,333 shares of Common Stock issuable upon exercise of options within 60 days of August 31, 1997.

 (5) Includes 86,889 shares of Common Stock issuable upon exercise of options exercisable within 60 days of August 31, 1997.

 (6) Includes 3,333 shares of Common Stock issuable upon exercise of options exercisable within 60 days of August 31, 1997.

 (7) Includes 83,334 shares of Common Stock issuable upon exercise of options exercisable within 60 days of August 31, 1997.

 (8) Includes 85,555 shares of Common Stock issuable upon exercise of options exercisable within 60 days of August 31, 1997.

 (9) Includes 10,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of August 31, 1997.

(10) Includes 37,300 shares of Common Stock issuable upon exercise of options exercisable within 60 days of August 31, 1997.

(11) Includes 15,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of August 31, 1997.

(12) Includes 15,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of August 31, 1997.

(13) Mr. Cole joined the Board in June 1997 and was granted options to purchase 10,000 shares of Common Stock, none of which are exercisable within 30 days of August 31, 1997.

(14) Mr. Mulvena joined the Board in May 1997 and was granted options to purchase 10,000 shares of Common Stock, none of which are exercisable within 30 days of August 31, 1997.

(15) Mr. Sharpe joined the Company in September 1997 and was granted options to purchase 60,000 shares of Common Stock, none of which are exercisable within 60 days of August 31, 1997.

(16) Includes 425,299 shares of Common Stock issuable upon exercise of options exercisable within 60 days of August 31, 1997.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, no par value, and 2,500,000 shares of Preferred Stock, no par value. Upon completion of this offering, 20,153,555 shares of Common Stock and no shares of Preferred Stock will be outstanding. As of August 31, 1997, there were 18,153,555 shares of Common Stock outstanding held of record by approximately 800 shareholders.


COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders of the Company. Subject to the preferences that may be applicable to any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior liquidation rights of any outstanding shares of Preferred Stock. The holders of Common Stock have no preemptive, redemption, conversion or other subscription rights. The outstanding shares of Common Stock are, and the Shares offered by the Company in the offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

     The Board is authorized, without shareholder approval, to issue up to 2,500,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to, or imposed upon, any unissued shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of the Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock. As of the closing of the offering, no shares of Preferred Stock will be outstanding and the Company currently has no plans to issue any shares of Preferred Stock.

WARRANTS

     In July 1996, the Company sold, through an underwritten public offering, 1,644,000 shares of Common Stock at $12.00 per share. In connection with that offering, the Company issued to Vector Securities International, Inc. and Cruttenden Roth Incorporated five-year warrants to purchase 164,400 shares of the Common Stock at $14.40 per share. The warrants are currently exercisable and include a net exercise provision. The holders of the warrants have no voting, dividend or other shareholder rights until the warrants are exercised. The holders of the shares issuable upon exercise of the warrants are entitled to certain demand and piggy-back registration rights.

PROVISIONS OF ARTICLES OF INCORPORATION AFFECTING SHAREHOLDERS

     The existence of the authorized but unissued Preferred Stock could have the effect of making it more difficult for a third party to effect a change in the control of the Board of Directors and therefore may discourage another person or entity from making a tender offer for the Common Stock, including offers at a premium over the market price of the Common Stock, and might result in a delay in changes in control of management. In addition, these provisions could have the effect of making it more difficult for proposals favored by the shareholders to be presented for shareholder consideration.

     The Company has also included in its Articles of Incorporation provisions to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the California Corporations Code and to indemnify its directors and officers to the fullest extent permitted by Section 317 of the California Corporations Code.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Securities Transfer, Inc.

                              PLAN OF DISTRIBUTION

     The Common Stock is being offered for sale by the Company and the Selling Shareholder on a best efforts, all or nothing, basis primarily to selected institutional investors. Vector Securities International, Inc. and Cruttenden Roth Incorporated, the Placement Agents, have been retained pursuant to a placement agency agreement to act as the exclusive co-agents for the Company and the Selling Shareholder in connection with the arrangement of offers and sales of the Common Stock on a best efforts basis.

     The Placement Agents are not obligated to and do not intend to themselves take (or purchase) any of the Shares offered hereby. It is anticipated that the Placement Agents will obtain indications of interest from potential investors for the amount of the offering and that effectiveness of the Registration Statement will not be requested until indications of interest have been received for the amount of the offering. No investor funds will be accepted until indications of interest have been received for the amount of the offering, and no investor funds will be accepted prior to effectiveness of the Registration Statement. Confirmations and definitive prospectuses will be distributed to all investors at the time of pricing, informing investors of the closing date, which will be scheduled for three business days after pricing. After the Registration Statement is declared effective and prior to the closing date, all investor funds will promptly be placed in escrow with Citibank, N.A., as Escrow Agent, in an escrow account established for the benefit of the investors. The Escrow Agent will invest such funds in accordance with Rule 15c2-4 promulgated under the Exchange Act. Prior to the closing date, the Escrow Agent will advise the Company and the Selling Shareholder that payment for the purchase of the Shares offered hereby has been affirmed by the investors and that the investors have deposited the requisite funds in the escrow account at the Escrow Agent. Upon receipt of such notice, the Company and the Selling Shareholder will deposit with DTC the shares of Common Stock to be credited to the respective accounts of the investors. Investor funds, together with interest thereon, if any, will be collected by the Company and the Selling Shareholder through the facilities of the Escrow Agent on the scheduled closing date. The offering will not continue after the closing date. In the event that investor funds are not received in the full amount necessary to satisfy the requirements of the offering, all funds deposited in the escrow account will promptly be returned.


     The Company and the Selling Shareholder have agreed (i) to pay to the Placement Agents 7.0% of the proceeds of the Shares being sold by each of them in this offering as the selling commission, and (ii) to indemnify the Placement Agents against certain liabilities, including liabilities under the Securities Act. In addition, the Company has agreed to reimburse the Placement Agents up to $150,000 for certain expenses incurred by them in connection with the offering. The Placement Agents intend to retain Fahnestock & Co. Inc. ("Fahnestock") as a sub-placement agent, and Fahnestock will be paid a fee equal to $0.21 per share placed by Fahnestock.


     The Company has agreed not to issue, and certain officers, directors and affiliates of the Company and the Selling Shareholder have agreed that they will not, directly or indirectly, offer, sell, contract to sell, or grant any option, right or warrant to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable for, or any rights to purchase or acquire, Common Stock (excluding those shares being sold pursuant to this offering) for a period of 90 days from the date of this Prospectus, without the prior written consent of the Placement Agents.

     Vector Securities International, Inc. and Cruttenden Roth Incorporated have from time to time provided, and expect to continue to provide, investment banking services to the Company. See "Description of Capital Stock -- Warrants."

                                 LEGAL MATTERS

     The validity of the shares of Common Stock being offered hereby will be passed upon for the Company by Heller Ehrman White & McAuliffe, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the Placement Agents by Stroock & Stroock & Lavan LLP, Los Angeles, California.

                                    EXPERTS

     The consolidated financial statements as of December 28, 1996 and December 30, 1995 and for each of the three years in the period ended December 28, 1996, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein. Such consolidated financial statements have been included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The statements in this Prospectus under the captions "Risk
Factors -- Patents and Protection of Proprietary Technology" and
"Business -- Patents and Proprietary Rights" have been reviewed by Fish & Richardson P.C., outside intellectual property counsel for the Company, as experts on such matters, and are included herein in reliance upon that review and approval.

                             ADDITIONAL INFORMATION

     Thoratec is subject to the reporting requirements of the Exchange Act, and in accordance therewith files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Company has filed a registration statement on Form S-3 (herein, together with all amendments and exhibits referred to as the "Registration Statement") with the Commission under the Securities Act. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information, exhibits and schedules set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement, exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete and, in each instance, if such contract or document is filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by such reference to such exhibit. Copies of such materials may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center (13th Floor), New York, New York 10048. The Commission maintains a World Wide Web Site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The Common Stock is currently traded on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may also be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                       THORATEC LABORATORIES CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report..........................................................  F-2
Consolidated Balance Sheets as of the Fiscal Years Ended 1995 and 1996 and
  June 28, 1997 (unaudited)...........................................................  F-3
Consolidated Statements of Operations for the Fiscal Years Ended 1994, 1995 and 1996
  and for the Six Months Ended June 29, 1996 (unaudited) and June 28, 1997
  (unaudited).........................................................................  F-4
Consolidated Statements of Shareholders' Equity for the Fiscal Years Ended 1994,
  1995 and 1996 and for the Six Months Ended June 28, 1997 (unaudited)................  F-5
Consolidated Statements of Cash Flows for the Fiscal Years Ended 1994, 1995 and 1996
  and for the Six Months Ended June 29, 1996 (unaudited) and June 28, 1997
  (unaudited).........................................................................  F-6
Notes to Consolidated Financial Statements............................................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Thoratec Laboratories Corporation:

     We have audited the accompanying consolidated balance sheets of Thoratec Laboratories Corporation and Subsidiary (the "Company") as of December 30, 1995 and December 28, 1996 and the related consolidated statements of operations, shareholders' equity, and cash flows for the fiscal years ended December 31, 1994, December 30, 1995 and December 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 30, 1995 and December 28, 1996, and the results of its operations and its cash flows for the fiscal years ended December 31, 1994, December 30, 1995 and December 28, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

San Francisco, California
February 14, 1997

                THORATEC LABORATORIES CORPORATION AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                        AS OF
                                                                                       JUNE 28,
                                                     FISCAL YEAR ENDED DECEMBER          1997
                                                    -----------------------------    ------------
                                                        1995             1996
                                                    ------------     ------------    (UNAUDITED)
Current assets:
  Cash and cash equivalents.......................  $  1,645,523     $  5,348,000    $  5,915,984
  Short-term investments available-for-sale.......                     10,631,990       6,217,607
  Receivables (Note 10)...........................       581,298          833,700       1,419,834
  Inventories (Note 4)............................     1,374,164        2,826,220       2,716,778
  Prepaid expenses and other (Note 6).............       249,048          266,519          84,923
                                                     -----------      -----------    ------------
          Total current assets....................     3,850,033       19,906,429      16,355,126
Equipment and improvements -- at cost:
  Equipment.......................................     1,333,521        1,714,407       1,938,257
  Leasehold improvements..........................       785,564          794,692         797,298
  Construction in process (Note 5)................                        534,089       2,921,983
                                                     -----------      -----------    ------------
          Total equipment and improvements -- at
            cost..................................     2,119,085        3,043,188       5,657,538
Accumulated depreciation and amortization.........    (1,725,726)      (1,908,667)     (2,000,922)
                                                     -----------      -----------    ------------
Equipment and improvements -- net.................       393,359        1,134,521       3,656,616
Other assets (Notes 5 and 6)......................       136,645          929,495         939,739
                                                     -----------      -----------    ------------
          Total assets............................  $  4,380,037     $ 21,970,445    $ 20,951,481
                                                     ===========      ===========    ============

                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................  $    598,100     $  1,352,732    $  2,552,553
  Accrued compensation............................       101,006          527,497         684,453
  Product sales advances..........................       217,708          267,128         268,393
  Accrued warranty................................        63,595          184,881          79,254
  Other...........................................        61,957          308,317         150,560
                                                     -----------      -----------    ------------
          Total current liabilities...............     1,042,366        2,640,555       3,735,213
Long-term debt (Note 7)...........................     1,675,000
Commitments (Note 13)
Shareholders' equity: (Notes 2, 7, 8, 9 and 10)
Preferred shares, 2,500,000 authorized; none
  issued and outstanding
Common shares, 100,000,000 authorized;
  issued and outstanding 14,933,136 in 1995,
  17,942,117 in 1996 and 18,043,236 in 1997.......    42,746,421       63,519,139      63,581,412
Additional capital................................     2,333,689        2,471,877       2,481,469
Accumulated deficit...............................   (43,416,454)     (46,679,195)    (48,838,105)
Unrealized gain on investments -- net.............                          5,651             362
Cumulative translation adjustment.................          (985)          12,418          (8,870)
                                                     -----------      -----------    ------------
          Total shareholders' equity..............     1,662,671       19,329,890      17,216,268
                                                     -----------      -----------    ------------
          Total liabilities and shareholders'
            equity................................  $  4,380,037     $ 21,970,445    $ 20,951,481
                                                     ===========      ===========    ============

                See notes to consolidated financial statements.

                THORATEC LABORATORIES CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                      FISCAL YEAR ENDED DECEMBER              SIX MONTHS ENDED
                                ---------------------------------------   -------------------------
                                   1994          1995          1996        JUNE 29,      JUNE 28,
                                -----------   -----------   -----------      1996          1997
                                                                          -----------   -----------
                                                                          (UNAUDITED)   (UNAUDITED)
Revenue:
  Product sales -- net (Notes
     10 and 12)...............  $ 2,763,632   $ 3,488,599   $ 7,502,536   $3,489,239    $4,674,377
  Interest and Other..........       24,357   59,326.....       584,406       77,230       390,491
                                -----------   -----------   -----------   -----------   -----------
     Total revenue............    2,787,989     3,547,925     8,086,942    3,566,469     5,064,868
                                -----------   -----------   -----------   -----------   -----------
Cost and expenses:
  Cost of products sold.......    1,575,524     1,972,467     3,253,626    1,639,820     2,075,247
  Research and development....    1,360,253     1,984,101     3,723,713    1,471,525     2,313,788
  Selling, general and
     administrative...........    1,455,714     1,297,815     3,952,277    1,532,226     2,834,743
  Debt conversion expense
     (Note 7).................                                  378,295      378,295
  Interest expense (Note 7)...       43,396       184,886        45,811       45,811
  Foreign currency expense....                      2,822        (4,039)
                                -----------   -----------   -----------   -----------   -----------
     Total costs and
       expenses...............    4,434,887     5,442,091    11,349,683    5,067,677     7,223,778
                                -----------   -----------   -----------   -----------   -----------
     Net loss.................  $(1,646,898)  $(1,894,166)  $(3,262,741)  $(1,501,208)  $(2,158,910)
                                ===========   ===========   ===========   ===========   ===========
Primary and fully diluted loss
  per common and common
  equivalent share............  $     (0.12)  $     (0.13)  $     (0.20)  $    (0.10)   $    (0.12)
                                ===========   ===========   ===========   ===========   ===========
Primary and fully diluted
  weighted average number of
  common and common equivalent
  shares outstanding..........   14,192,621    14,428,539    16,693,820   15,481,950    17,992,435

                See notes to consolidated financial statements.

                THORATEC LABORATORIES CORPORATION AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                    UNREALIZED     CUMULATIVE        TOTAL
                                          COMMON      ADDITIONAL   ACCUMULATED     GAIN (LOSS)     TRANSLATION   SHAREHOLDERS'
                                           STOCK       CAPITAL       DEFICIT      ON INVESTMENTS   ADJUSTMENT       EQUITY
                                        -----------   ----------   ------------   --------------   -----------   -------------
Balance, January 1, 1994..............  $40,178,536   $2,333,689   $(39,875,390)                                  $ 2,636,835
  Exercise of COBE common stock
    options for cash..................       13,120                                                                    13,120
  Exercise of 91,846 common stock
    options for cash and exchange for
    2,065 shares of common stock which
    were canceled.....................       54,147                                                                    54,147
  Net loss............................                               (1,646,898)                                   (1,646,898)
                                        -----------   ----------   ------------       -------        --------    ------------
Balance, December 31, 1994............   40,245,803    2,333,689    (41,522,288)                                    1,057,204
  Exercise of 49,329 common stock
    options for cash and exchange for
    832 shares of common stock which
    were canceled.....................       59,053                                                                    59,053
  Issuance of 641,029 shares of common
    stock for cash....................    2,441,565                                                                 2,441,565
  Foreign currency translation
    adjustments.......................                                                              $    (985)           (985)
  Net loss............................                               (1,894,166)                                   (1,894,166)
                                        -----------   ----------   ------------       -------        --------    ------------
Balance, December 30, 1995............   42,746,421    2,333,689    (43,416,454)                         (985)      1,662,671
  Issuance of 342,537 shares of common
    stock for conversion of notes
    payable...........................    1,675,000                                                                 1,675,000
  Exercise of 880,304 common stock
    warrants for cash and exchange for
    83 shares of common stock which
    were canceled.....................    1,340,034                                                                 1,340,034
  Issuance of 1,644,000 shares of
    common stock for cash.............   17,591,204                                                                17,591,204
  Exercise of 146,185 common stock
    options for cash and exchange for
    3,518 shares of common stock which
    were canceled.....................      166,480                                                                   166,480
  Issuance of common stock options for
    nonemployee services..............                   138,188                                                      138,188
  Unrealized gain on investments......                                               $  5,651                           5,651
  Foreign currency translation
    adjustments.......................                                                                 13,403          13,403
  Net loss............................                               (3,262,741)                                   (3,262,741)
                                        -----------   ----------   ------------       -------        --------    ------------
Balance, December 28, 1996............   63,519,139    2,471,877    (46,679,195)        5,651          12,418      19,329,890
  Exercise of 107,978 common stock
    options for cash and exchange for
    6,859 shares of common stock which
    were canceled (unaudited).........       62,273                                                                    62,273
  Issuance of common stock options for
    nonemployee services
    (unaudited).......................                     9,592                                                        9,592
  Unrealized loss on investments
    (unaudited).......................                                                 (5,289)                         (5,289)
  Foreign currency translation
    adjustments (unaudited)...........                                                                (21,288)        (21,288)
  Net loss (unaudited)................                               (2,158,910)                                   (2,158,910)
                                        -----------   ----------   ------------       -------        --------    ------------
Balance, June 28, 1997 (unaudited)....  $63,581,412   $2,481,469   $(48,838,105)     $    362       $  (8,870)    $17,216,268
                                        ===========   ==========   ============       =======        ========    ============

                See notes to consolidated financial statements.

                THORATEC LABORATORIES CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 FISCAL YEAR ENDED DECEMBER               SIX MONTHS ENDED
                                          ----------------------------------------   --------------------------
                                             1994          1995           1996        JUNE 29,       JUNE 28,
                                          -----------   -----------   ------------      1996           1997
                                                                                     -----------   ------------
                                                                                     (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Net loss..............................  $(1,646,898)  $(1,894,166)  $ (3,262,741)  $(1,501,208)  $ (2,158,910)
  Adjustments to reconcile net loss to
    net cash used in operating
    activities:
    Debt conversion expense (Note 7)....                                   378,295       378,295
    Common stock options granted for
      services (Note 9).................                                   138,188        59,980          9,592
    Depreciation and amortization.......      108,687       119,400        195,441        62,003        101,093
    Changes in assets and liabilities:
    Receivables.........................      306,789      (273,115)      (252,402)     (633,253)      (586,134)
    Prepaid expenses and other..........       30,887      (188,582)       (17,471)      192,844        181,596
    Inventories.........................     (356,469)      128,835     (1,452,056)     (299,260)       109,442
    Other assets........................     (239,425)      149,413       (791,947)        1,372        (16,494)
    Accounts payable and other
      liabilities.......................      (89,291)      169,562      1,311,765       325,264       (160,386)
                                          -----------   -----------   ------------   -----------   ------------
    Net cash used in operating
      activities........................   (1,885,720)   (1,788,653)    (3,752,928)   (1,413,963)    (2,520,201)
                                          -----------   -----------   ------------   -----------   ------------
Cash flows from investing activities:
    Purchases of short-term investments
      available-for-sale................                               (69,738,523)                 (37,207,536)
    Maturities of short-term investments
      available-for-sale................                                47,560,000                   36,295,000
    Sales of short-term investments
      available-for-sale................                                11,552,184                    5,321,630
    Capital expenditures................      (45,365)      (92,671)      (637,679)     (108,693)    (1,383,182)
                                          -----------   -----------   ------------   -----------   ------------
    Net cash provided by (used in)
      investing activities..............      (45,365)      (92,671)   (11,264,018)     (108,693)     3,025,912
                                          -----------   -----------   ------------   -----------   ------------
Cash flows from financing activities:
    Common stock issued in private
      placement -- net..................                  2,441,565
    Common stock issued upon exercise of
      warrants..........................                                   961,739       961,739
    Common stock issued in public
      placement -- net..................                                17,591,204
    Proceeds from issuance of long-term
      debt..............................    1,675,000
    Common stock issued upon exercise of
      options...........................       67,267        59,053        166,480       151,551         62,273
    Deferred financing charges -- net...                                                (183,206)
                                          -----------   -----------   ------------   -----------   ------------
    Net cash provided by financing
      activities........................    1,742,267     2,500,618     18,719,423       930,084         62,273
                                          -----------   -----------   ------------   -----------   ------------
Net increase (decrease) in cash and cash
  equivalents...........................     (188,818)      619,294      3,702,477      (592,572)       567,984
Cash and cash equivalents at beginning
  of period.............................    1,215,047     1,026,229      1,645,523     1,645,523      5,348,000
                                          -----------   -----------   ------------   -----------   ------------
Cash and cash equivalents at end of
  period................................  $ 1,026,229   $ 1,645,523   $  5,348,000   $ 1,052,951   $  5,915,984
                                          ===========   ===========   ============   ===========   ============
Noncash financing transaction:
  Conversion of notes into common stock
    (Note 7)............................                              $  1,675,000   $ 1,675,000
Noncash investing transactions:
  Construction costs in accounts payable
    (Note 5)............................                              $    286,424                 $  1,520,180
Other cash flow information:
    Interest paid.......................  $    43,396   $   184,886   $     45,811   $    45,811

                See notes to consolidated financial statements.

                THORATEC LABORATORIES CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

     Operations -- Thoratec Laboratories Corporation and its subsidiary (the "Company") manufactures and markets medical devices utilizing specialty polymers and is engaged in ongoing research and development. Thoratec's products are marketed worldwide.

     The Company reports on a 52-53 week fiscal year, which ends on the Saturday closest to December 31. The fiscal years ended December 31, 1994 (fiscal 1994), December 30, 1995 (fiscal 1995) and December 28, 1996 (fiscal 1996) include 52 weeks.

     Principles of Consolidation -- The consolidated financial statements include Thoratec Laboratories Corporation (a California corporation) and its subsidiary company. All significant intercompany balances and transactions are eliminated in consolidation.

     Inventories are stated at the lower of first-in, first-out cost or market.

     Depreciation and Amortization -- Equipment is depreciated over estimated useful lives which range from two to eight years. Leasehold improvements are amortized over the remaining period of the lease or over the estimated useful life of the improvement, whichever is shorter. The straight-line method is used for depreciation and amortization.

     Foreign Currency Translation -- All assets and liabilities of the Company's non-United States operations are translated into United States dollars at fiscal period-end exchange rates, and the resulting translation adjustments are recorded as cumulative translation adjustments in shareholders' equity. Income items are translated at actual or average monthly rates of exchange. The Company's sales are substantially all denominated in U.S. dollars.

     Income Taxes -- The Company follows an asset and liability approach for financial accounting and reporting of income taxes. Under this approach, the Company computes its tax liability at each consolidated financial statement date by applying provisions of current tax laws to temporary differences between consolidated financial statement and income tax bases. Changes in tax law may result in an adjustment to deferred tax assets.

     Loss Per Share -- Loss per common and common equivalent share are computed by dividing net loss by the weighted average number of common and common equivalent shares outstanding during the period. Both primary and fully diluted loss per common share for 1994, 1995, 1996 and 1997 assume no conversions because any such conversion would be antidilutive.

     Statement of Cash Flows -- Cash equivalents consist of money market funds carried at cost which is equal to market value. Significant non-cash investing and financing activities are discussed in Notes 7 and 9.

     Investments -- The Company's short-term investments are classified as available-for-sale and reported at fair value. Net unrealized gains and losses are excluded from earnings and reported as a separate component of shareholders' equity.

     A portion of the funds provided by a public offering of the Company's common stock in 1996 are currently being held for investment until such time that the funds are needed by the Company for operations and capital expenditures. As of the end of 1996 and June 1997, short-term investments were comprised primarily of certificates of deposit, commercial paper, corporate notes and U.S. government treasury and agency notes with maturity dates within 12 months of the date of investment.

     Fair Value of Financial Instruments -- The Company's financial instruments include cash and equivalents, customer receivables, accounts payable, and certain other accrued liabilities. The carrying amounts of these items are a reasonable estimate of their fair values.

                THORATEC LABORATORIES CORPORATION AND SUBSIDIARY

     Revenue Recognition -- The Company recognizes product revenues upon shipment of the related product. The Company provides a reserve for its estimate of warranty costs at the time of shipment.

     Use of Estimates -- The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the consolidated balance sheet dates and the reported amounts of revenues and expenses for the periods presented.

     Recently Issued Accounting Standards -- The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation for the fiscal year ended December 28, 1996. SFAS No. 123 establishes accounting and disclosure requirements using a fair value based method of accounting for stock based employee compensation plans. As allowed under the provisions of SFAS No. 123 the Company has chosen to continue the intrinsic value based method and provide pro forma disclosures of net earnings and earnings per share as if the accounting provisions of SFAS No. 123 had been adopted. The Company has elected to adopt only the disclosure requirements of SFAS No. 123; therefore, such adoption will have no effect on the Company's consolidated net loss or cash flows.

     The Company also adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, effective for the fiscal year ended December 28, 1996. This statement requires the Company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Implementation did not have a material impact on the Company's financial statements.

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"). The Company is required to adopt SFAS 128 in the fourth quarter of fiscal 1997 and will restate at that time earnings per share ("EPS") data for prior periods to conform with SFAS 128. Earlier application is not permitted. SFAS 128 replaces current EPS reporting requirements and requires a dual presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into commons stock. If SFAS 128 had been in effect during the current and prior periods, basic EPS and diluted EPS would not have been significantly different than primary EPS and fully diluted EPS currently reported for the periods. Fully diluted EPS, as with diluted EPS, is not reported due to its antidilutive effect on EPS.

     During June 1997, the FASB issued Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which requires that an enterprise report the change in its net assets from nonowner sources by major components and as a single total. The FASB also issued Statements of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas, and major customers. Adoption of these Statements will not impact the Company's consolidated financial position, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures. Such Statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted.

     Unaudited Interim Information -- The financial information with respect to the periods ended June 29, 1996 and June 28, 1997 is unaudited. In the opinion of management, the unaudited information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the six months ended June 28, 1997 are not necessarily indicative of the results to be expected for the full year. All information presented in the consolidated financial statements for the periods ended June 29, 1996 and June 28, 1997 is unaudited.

                THORATEC LABORATORIES CORPORATION AND SUBSIDIARY

 2. FINANCIAL POSITION AND LIQUIDITY

     In July 1996, the Company sold, through an underwritten public offering, 1,644,000 shares of common stock at $12.00 per share. Included in the 1,644,000 shares are 144,000 shares sold pursuant to an underwriters' over-allotment option. Also issued to the underwriters in connection with the public offering were five-year warrants to purchase 164,400 shares of the Company's common stock at $14.40 per share. The warrants are currently exercisable and include a net exercise provision. Net cash proceeds received by the Company related to this offering were approximately $17,591,000. Underwriters' commissions, the fair value of warrants issued to the underwriters, and approximately $1,050,000 of other estimated costs have been recorded as an offset to common stock at the closing of the offering.

     With the proceeds of this offering, the Company believes that it has sufficient funds to increase its marketing efforts and to develop new sources of revenue, including new products. However, the Company expects that its operating expenses will increase in future periods as the Company expends increased amounts on product manufacturing and marketing and on research and development of new product lines. The Company expects that its profitability will continue to be adversely impacted by various fixed costs until additional products have received pre-market approval in the U.S. and approval for sale in its major international markets. As a result, the Company expects to incur net losses for at least the next year. There can be no assurance that the Company will achieve profitability or positive cash flow.

 3. SHORT-TERM INVESTMENTS

     Short term investments available-for-sale are summarized as follows as of December 28, 1996:

                                                  GROSS UNREALIZED     GROSS UNREALIZED
                               AMORTIZED COST          GAINS                LOSSES          FAIR VALUE
                               --------------     ----------------     ----------------     -----------
    Debt instruments issued
      by:
      Federal government and
         its agencies........   $    636,715           $  997               $    0          $   637,712
      Corporations...........      9,989,624            5,072                 (418)           9,994,278
                                 -----------           ------                -----          -----------
    Short-term investments...   $ 10,626,339           $6,069               $ (418)         $10,631,990
                                 ===========           ======                =====          ===========

     The Company classifies those investments which mature in less than one year as short-term investments.

 4. INVENTORIES

     Inventories consist of the following:

                                                FISCAL YEAR END DECEMBER
                                                -------------------------     AS OF JUNE 28,
                                                   1995           1996             1997
                                                ----------     ----------     --------------
                                                                               (UNAUDITED)
        Finished goods........................  $  397,462     $1,639,444       $1,503,796
        Work-in-process.......................     540,673        648,622          577,807
        Raw materials.........................     436,029        538,154          635,175
                                                ----------     ----------       ----------
                  Total.......................  $1,374,164     $2,826,220       $2,716,778
                                                ==========     ==========       ==========

 5. LEASES

     The Company leases offices, laboratory and manufacturing space under noncancelable operating leases. In July 1996, the Company entered into a lease agreement on a new manufacturing facility to be located within 50 miles of its current facility. This building, when completed, will accommodate all of the Company's manufacturing, engineering and administrative activities. The administrative and engineering portions of the building are scheduled to be completed and ready for occupancy in late 1997. The Company will invest

                THORATEC LABORATORIES CORPORATION AND SUBSIDIARY approximately $9 million in equipment and leasehold improvements to the building, approximately $3 million of which had been invested at June 28, 1997. Annual payments under the amended lease are $699,000 for a lease term of 15 years and commenced in August 1997. The lease includes provisions, among others, for annual cost of living adjustments to the lease payments, two five-year renewal options, a purchase option, and a security deposit of $885,600, which the Company paid in 1996 and an additional $500,000 paid in 1997 and is reported in other assets at the end of 1996. A significant portion ($1,250,000) of the security deposit can be reduced or eliminated before the end of the initial lease term if the Company meets certain criteria as specified by the contract. Future minimum lease payments as of December 28, 1996, including payments for the new manufacturing facility, are noted below:

                Fiscal Year:
                1997............................................  $   445,000
                1998............................................      859,000
                1999............................................      805,000
                2000............................................      699,000
                2001............................................      699,000
                Thereafter......................................    7,424,000
                                                                  -----------
                          Total.................................  $10,931,000
                                                                  ===========

Rent expense for all operating leases was $200,121 in 1996, $180,324 in 1995 and $165,019 in 1994.

 6. OTHER ASSETS

     Thoratec depends on single source suppliers for certain of the raw materials used in the manufacture of its products. As of December 28, 1996, the Company had a long-term purchase commitment for mechanical valves for its VAD of approximately $1,200,000 from a supplier who stopped production of these valves in 1995 but will continue to ship its existing stock to the Company. As of December 30, 1995, deposits related to this agreement were $192,000 included in current assets and $98,000 included in other assets. All of these deposits were applied to purchases made in 1996. The Company anticipates this supply will be sufficient to satisfy its needs for at least the next twelve months. The Company must qualify a replacement valve or qualify a new vendor for the current valves. In October 1997, the Company executed a four-year supply agreement with Arrow International, Inc.

 7. LONG-TERM DEBT

     In 1994, the Company placed $1.675 million of convertible secured debt with private lenders. The notes were convertible into common stock at rates ranging from $4.92 to $6.38 per share, bore interest at 11% and were due in three years. The debt was secured by the royalties payable pursuant to the Licensing Agreement with COBE Laboratories, Inc. ("COBE") (see Note 10), all accounts receivable, equipment and inventory. Five-year warrants to purchase 210,201 shares of Thoratec common stock at $6.38 per share were also issued with the convertible notes.

     In the first quarter of 1996, all $1.675 million of these notes were converted into 342,537 shares of common stock, according to the terms of the original transaction. In connection with this conversion, the Company reduced the exercise price of the related five-year warrants to $4.50 per share for a thirty day period. All warrants issued in connection with the above noted convertible secured debt (representing 213,720 shares as adjusted for antidilutive provisions) were exercised for a total of approximately $960,000. As all warrants were exchanged and the exercise price reduced, $378,000 of noncash debt conversion expense was recorded.

                THORATEC LABORATORIES CORPORATION AND SUBSIDIARY

 8. COMMON AND PREFERRED STOCK

     The Company has authorized 100,000,000 no par common shares, and 2,500,000 shares of preferred stock, of which 540,541 shares have been designated Series A and 500,000 shares designated Series B. On April 26, 1996, the Board of Directors authorized a one-for-three reverse split of the Company's common stock which was approved by the shareholders on June 3, 1996. All references in the consolidated financial statements to number of shares, per share amounts and prices of the Company's common stock have been retroactively restated to reflect the decreased number of common shares outstanding. For other common stock transactions, see Note 2.

     The Series A preferred stock is entitled to cumulative annual dividends of $1.30 per share and has a liquidation preference of $9.25 plus cumulative unpaid dividends. The Company may redeem the Series A preferred stock at any time for its liquidation preference. Each share of preferred stock is convertible into one-third shares of common stock, after adjusting for earned but unpaid dividends. At December 28, 1996, no shares of Series A preferred stock were outstanding.

     Series B preferred stock is senior to Series A in all preferences. Series B is entitled to cumulative annual dividends of $.96 per share and has a liquidation preference of $8.00 plus cumulative unpaid dividends. The Series B preferred stock is redeemable by the Company five years after issuance for $8.00 per share plus cumulative unpaid dividends. Each share of Series B preferred stock is convertible at any time into three and one-third shares of common stock and has certain anti-dilution provisions. Series B preferred votes on an as-converted basis. At December 28, 1996, no shares of the Series B preferred stock were outstanding.

 9. OPTIONS AND WARRANTS

     In 1993, the Directors approved the 1993 Stock Option Plan ("1993 SOP"), which permits the Company to grant options to purchase up to 666,667 shares of common stock. During 1996, 1995, and 1994, 69,693, 66,667 and 45,000 shares, respectively, were granted under this plan.

     In the first quarter of 1996, the Directors adopted the 1996 Stock Option Plan ("1996 SOP") and the 1996 Nonemployee Directors Stock Option Plan ("Directors Option Plan"). The 1996 SOP consists of two parts. Part one permits the Company to grant options to purchase up to 500,000 shares of common stock. During 1996, 184,333 options were granted at fair market value under this Part of the Plan. Part One of the 1996 SOP was approved by Shareholders at the Annual Meeting of Shareholders held on June 3, 1996. In September of 1996, certain of these options were repriced to $12 per share from prices that ranged between $16.125 and $17.625 per share. Part Two related to the Chief Executive Officer ("CEO") and permits the Company to grant non-qualified options to the CEO to purchase up to 333,333 shares of common stock. During 1996, 333,333 options were granted at fair market value under this Part of the Plan. Part Two of the 1996 SOP required Director approval only. The Directors Option Plan permits the Company to grant options to purchase up to 150,000 shares of common stock. The Company currently has five non-employee directors who are eligible to participate in the Directors Option Plan. During 1996, 16,665 options were granted at fair market value. The Directors Option Plan was approved by Shareholders at the Annual Meeting of Shareholders held on June 3, 1996.

     Including the 1993 SOP, the 1996 SOP, the Directors Option Plan, and several older plans, the Company had eight common stock option plans. Options may be granted by the Board of Directors at fair market value at the date of grant. Options under plans become exercisable within four or five years of grant and expire between five and ten years from date of grant. At December 28, 1996, 572,042 common shares remain available for grant.

     Agreements have been entered into with selected consultants whereby options to purchase the Company's common stock were accepted by these consultants as partial payment for the services they render to the Company. The fair market value of the consulting service is the basis for recording the transaction in the

                THORATEC LABORATORIES CORPORATION AND SUBSIDIARY

Company's financial records and is recognized as the related services are performed. Options issued under these agreements totaled 61,358 and are included in the grant activity previously discussed.

     The Company applies APB Opinion 25 and related Interpretations in accounting for its employee stock-based compensation plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Company's stock-based plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net loss and net loss per share would have been increased to the proforma amounts indicated in the following table. The proforma results indicated are not necessarily representative of the effects on proforma disclosures of net income for future periods as they exclude options that were granted prior to January 1, 1995 with vesting periods in 1995 and later.

                                                                      FISCAL YEAR
                                                                    ENDED DECEMBER
                                                              ---------------------------
                                                                 1995            1996
                                                              -----------     -----------
        Net Loss............................  As reported     $(1,894,166)    $(3,262,741)
                                              Pro Forma...     (1,944,166)     (5,182,741)
        Primary and fully diluted loss per
          common and common equivalent share
          ..................................  As reported     $      (.13)    $      (.20)
                                              Pro Forma              (.13)           (.31)

     The fair value of each option grant is estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants made in 1995 and 1996 under the 1993 SOP, the 1996 SOP and the Directors Option Plan: risk-free interest rates of 6.14% in 1995 and 5.81% in 1996; expected volatility of 67% for both years; expected lives in both years of two years beyond each incremental vesting period (total life of 2 1/2 to 7 years, depending upon each grant's individual vesting schedule). No dividends are assumed for any plan in either year.

                THORATEC LABORATORIES CORPORATION AND SUBSIDIARY

     Option activity is summarized as follows:

                                                              NUMBER OF     WEIGHTED AVG.
                                                               OPTIONS      EXERCISE PRICE
                                                              ---------     --------------
        Outstanding at fiscal year end 1993
          (672,306 exercisable).............................  1,360,945         $ 1.44
          Granted...........................................     45,000           7.13
          Canceled..........................................    (16,533)          1.56
          Exercised(1)......................................    (91,846)          0.75
                                                              ---------         ------
        Outstanding at fiscal year end 1994
          (721,891 exercisable at $1.20 weighted average
             exercise price)................................  1,297,566         $ 1.68
          Granted ($3.81 weighted average fair value per
             share).........................................     66,667           6.28
          Canceled..........................................    (14,079)          1.49
          Exercised(2)......................................    (49,329)          1.31
                                                              ---------         ------
        Outstanding at fiscal year end 1995
          (807,468 exercisable at $1.37 weighted average
             exercise price)................................  1,300,825         $ 1.94
          Granted ($7.71 weighted average fair value per
             share).........................................    604,024          14.14
          Canceled and expired..............................   (183,473)          6.06
          Exercised(3)......................................   (146,185)          1.47
                                                              ---------         ------
        Outstanding at fiscal year end 1996
          (783,396 exercisable at $2.18 weighted average
             exercise price)................................  1,575,191         $ 6.18
                                                              =========         ======

---------------

(1) Includes 79,032 options exercised for $54,147 cash and 12,814 options exercised by exchange for 2,065 shares of common stock which were canceled.

(2) Includes 44,290 options exercised for $59,053 cash and 5,039 options exercised by exchange for 832 shares of common stock, which were canceled.

(3) Includes 110,204 options exercised for $166,480 cash and 35,981 options exercised by exchange for 3,518 shares of common stock, which were canceled.

     The status of options outstanding as of December 28, 1996 is summarized as follows:

                                                      OPTIONS OUTSTANDING
                                               ----------------------------------    OPTIONS EXERCISABLE
                                                             WEIGHTED               ----------------------
                                                              AVERAGE    WEIGHTED                 WEIGHTED
                                                             REMAINING   AVERAGE                  AVERAGE
                                                 NUMBER      CONTRACTUAL EXERCISE     NUMBER      EXERCISE
          RANGE OF EXERCISE PRICES             OUTSTANDING     LIFE       PRICE     EXERCISABLE    PRICE
---------------------------------------------  -----------   ---------   --------   -----------   --------
$.18 to $.75.................................     393,444    1.9 years    $  .63      377,539      $  .64
$1.14 to $2.625..............................     522,724    5.4 years      2.15      355,432        2.15
$6.00 to $7.125..............................     111,666    8.3 years      6.62       31,334        6.77
$9.00 to $12.00..............................     172,667    9.5 years     10.34            0           0
$15.00 to $17.625............................     361,358    9.0 years     15.05        5,759       15.75
$30.00.......................................      13,332    9.4 years     30.00       13,332       30.00
                                               -----------   ---------   --------   -----------   --------
$.18 to $30.00...............................   1,575,191    6.1 years    $ 6.18      783,396      $ 2.18
                                                =========     ========   =======     ========     =======

                THORATEC LABORATORIES CORPORATION AND SUBSIDIARY

     In the second quarter of 1996 the Company amended the terms of an outstanding warrant to purchase 666,667 shares of the Company's common stock at $.003 per share to add a net exercise provision. Subsequently, the warrant was exercised using this provision and the Company issued 666,584 shares of stock to the warrant holder and withheld 83 shares to effect the exercise. For other warrant transactions, see Note 2.

10. RELATED PARTIES

     In 1992 the Company entered into an agreement to sell common stock, representing 26% of the Company, to COBE, which included several provisions, including two seats on the Company's Board of Directors for COBE designees, a standstill agreement, and a participation agreement for future financings. The Company and COBE also finalized a licensing, manufacturing, and distribution agreement which provides for a royalty-bearing license to the Company's biomaterial technology for use in certain of COBE's products, the right for the Company to manufacture these biomaterials for a period of time before the royalty provisions become effective, a provision that COBE and the Company negotiate for COBE to be the distributor of certain future products of the Company, and a right of COBE to first negotiation on certain future licensing rights. For the fiscal years 1994, 1995 and 1996, COBE purchases of materials from the Company under the manufacturing agreement totaled $90,000, $87,000 and $99,000, respectively.

     Receivables at the end of fiscal 1995 included $92,000 from COBE affiliates. There were no receivables outstanding from COBE affiliates at the end of fiscal 1996.

     For other related party transactions, see Note 12.

11. TAXES ON INCOME

     Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credit carryforwards.

     Significant components of the Company's net deferred taxes are as follows:

                                                             FISCAL YEAR END DECEMBER
                                                            ---------------------------
                                                               1995            1996
                                                            -----------     -----------
        Deferred tax assets:
          Federal tax loss carryforward (as adjusted for
             the limitation on change in ownership).......  $ 4,198,000     $ 5,400,000
          State tax loss carryforward.....................      585,000         325,000
          Other, net......................................       19,000          60,000
                                                            -----------     -----------
                  Total...................................  $ 4,802,000     $ 5,785,000
          Less: Valuation allowance.......................  $(4,802,000)    $(5,785,000)
                                                            -----------     -----------
                                                                     --              --
                                                            ===========     ===========

     At December 28, 1996, the Company had net operating loss ("NOL") carryforwards of approximately $15,900,000. The majority of such carryforwards expire from 2002 through 2011. Use of the $7.4 million NOL which arose prior to the greater than 50% change in ownership which occurred in 1992 is limited to approximately $440,000 per year due to such change.

     Due to these limitations and due to the fact that the Company has sustained cumulative losses, the potential future benefit from these deferred assets are fully reserved by means of a valuation allowance and will therefore produce a financial statement benefit if and when utilized.

                THORATEC LABORATORIES CORPORATION AND SUBSIDIARY

12. GEOGRAPHIC INFORMATION AND SIGNIFICANT CUSTOMERS

     The Company's sales for each year are shown in the table below for each major geographic area:

                                                        FISCAL YEAR ENDED DECEMBER
                                                 ----------------------------------------
                                                    1994           1995           1996
                                                 ----------     ----------     ----------
        Export Sales:
          Europe...............................  $  777,446     $1,524,080     $1,731,642
          All Other............................     550,055        438,462        302,170
                                                 ----------     ----------     ----------
                  Subtotal.....................   1,327,501      1,962,542      2,033,812
        Domestic Sales.........................   1,436,131      1,526,057      5,468,724
                                                 ----------     ----------     ----------
                  Total........................  $2,763,632     $3,488,599     $7,502,536
                                                 ==========     ==========     ==========

     Included in European sales for 1994, 1995 and 1996 are $729,566, $688,610 and $116,674, respectively, of sales to COBE and its affiliates, which began distributing the Company's Thoratec VAD System in several European markets in late 1992. In the Spring of 1995, Thoratec signed an agreement with Arrow International, Inc. ("Arrow") to take over the distribution in most of the COBE territories. Included in European sales for 1995 and 1996 are $632,639 and $1,476,253, respectively, of sales to Arrow.

     Included in domestic sales for 1996 are approximately $251,000 of income earned from the rental of certain Company products.

13. COMMITMENTS

     In January 1996, the Company entered into a four-year employment agreement with a key executive officer. This employment agreement provides for, among other provisions, a minimum base salary, an annual bonus based on performance, a severance package and the issuance of 333,333 non-qualified stock options.

     See also Notes 5, 6 and 9.

14. SUBSEQUENT EVENT

     Effective January 1997, the Company introduced a 401(k) plan for its employees. Subject to certain limitations, employees may elect to set aside up to 18% of earnings in tax-deferred accounts. In addition, the Company may provide matching contributions on up to 6% of the employee's compensation according to plan provisions.

------------------------------------------------------

------------------------------------------------------

  No dealer, sales representative or any other person is authorized in connection with any offering made hereby to give any information or to make any representation not contained herein and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Placement Agents. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any date subsequent to the date hereof.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
Forward-Looking Statements............      2
Incorporation of Certain Documents by
  Reference...........................      2
Prospectus Summary....................      3
Risk Factors..........................      6
Use of Proceeds.......................     14
Dividend Policy.......................     14
Price Range of Common Stock...........     14
Capitalization........................     15
Dilution..............................     16
Selected Consolidated Financial
  Data................................     17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     18
Recent Developments...................     21
Business..............................     22
Management............................     38
Principal and Selling Shareholders....     40
Description of Capital Stock..........     42
Plan of Distribution..................     43
Legal Matters.........................     44
Experts...............................     44
Additional Information................     44
Index to Consolidated Financial
  Statements..........................    F-1

=============================================

======================================================


                                3,000,000 SHARES


                                      LOGO

                                  COMMON STOCK

                              -------------------

                                   PROSPECTUS
                              -------------------
                     Vector Securities International, Inc.

                                Cruttenden Roth
                                  Incorporated

                                November 5, 1997


======================================================